Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AVANGRID, INC.,

IBERDROLA, S.A.

AND

ARIZONA MERGER SUB, INC.

DATED AS OF MAY 17, 2024

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		27

6.1.	Organization, Good Standing and Qualification	27
6.2.	Corporate Authority	27
6.3.	Governmental Filings; No Violations; Etc.	27
6.4.	Litigation	28
6.5.	Available Funds	28
6.6.	Brokers and Finders	29
6.7.	Certain Arrangements	29
6.8.	Operations of Merger Sub; No Prior Activities	29
6.9.	Ownership of Common Stock	29
6.10.	No Other Representations and Warranties	29
6.11.	Acknowledgement of Disclaimer of Other Representations and Warranties	29

ARTICLE VII COVENANTS AND AGREEMENTS		30

7.1.	Conduct of Business by the Company	30
7.2.	No Solicitation; Change of Recommendation	35
7.3.	Shareholders Meeting; Proxy Statement; Schedule 13E-3	39
7.4.	Shareholder Litigation	42
7.5.	Reasonable Best Efforts	42
7.6.	Access and Reports	46
7.7.	Stock Exchange De-listing	47
7.8.	Publicity	47
7.9.	Employee Matters	47
7.10.	Expenses	48
7.11.	Indemnification; Directors’ and Officers’ Insurance	48
7.12.	State Takeover Statutes	50
7.13.	Notification of Certain Matters	50
7.14.	Section 16 Matters	50
7.15.	Parent Vote	51

ARTICLE VIII CONDITIONS TO THE MERGER		51

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	51
8.2.	Conditions to Obligations of Parent and Merger Sub	51
8.3.	Conditions to Obligation of the Company	52

ARTICLE IX TERMINATION		53

9.1.	Termination by Mutual Consent	53
9.2.	Termination by Parent or the Company	53
9.3.	Termination by the Company	54
9.4.	Termination by Parent	54
9.5.	Effect of Termination and Abandonment	54

ARTICLE X MISCELLANEOUS AND GENERAL		54

10.1.	Survival	54
10.2.	Amendments; Waivers	55
10.3.	Special Committee Approval	55
10.4.	Counterparts; Effectiveness	55
10.5.	Governing Law and Venue; Waiver of Jury Trial	55
10.6.	Specific Performance	57
10.7.	Notices	57
10.8.	Entire Agreement	59
10.9.	No Third Party Beneficiaries	59
10.10.	Obligations of Parent and of the Company	59
10.11.	Definitions	60
10.12.	Severability	60
10.13.	Interpretation; Construction	60
10.14.	Assignment	61

ANNEXES

Annex A	Definitions

EXHIBITS

Exhibit A	Surviving Corporation Certificate of Incorporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 17, 2024, is entered into by and among Avangrid, Inc., a New York corporation (the “Company”), Iberdrola, S.A., a corporation organized under the laws of Spain (“Parent”), and Arizona Merger Sub, Inc., a New York corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). All capitalized term used in this Agreement shall have the meaning ascribed to them in Annex A hereto.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the parties hereto intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, the members of the Unaffiliated Committee of the Company Board consisting only of independent and disinterested directors have been appointed by the Company Board as a special committee of the Company Board (the “Special Committee”) to, among other things, review, evaluate and negotiate the terms of this Agreement and the transactions contemplated hereby;

WHEREAS, the Special Committee has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (b) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Unaffiliated Shareholders, (c) recommended that the Company Board authorize and approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein and (d) recommended that the Company Board recommend that the shareholders of the Company adopt this Agreement;

WHEREAS, the Company Board (upon the unanimous recommendation of the Special Committee) has: (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (b) determined that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders, including the Unaffiliated Shareholders, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein, (d) resolved to recommend that the shareholders of the Company adopt this Agreement and (e) directed that this Agreement be submitted to the shareholders of the Company for their adoption at a duly held meeting of such shareholders for such purpose;

WHEREAS, the board of directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of Merger Sub and its sole shareholder and unanimously approved this Agreement, and the board of directors of Parent has approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, and immediately following the execution of this Agreement, Parent will, in its capacity as the sole shareholder of Merger Sub, adopt this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the New York Business Corporate Law (“NYBCL”);

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

WHEREAS Parent is committed to continue investing in the energy market of the United States of America and considers that the Transaction shall facilitate such future investments plans to be deployed.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the NYBCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the NYBCL as a wholly-owned subsidiary of Parent.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020, or by electronic transmittal of executed documents, at 10:00 a.m. (New York time), on a date to be specified by the parties hereto which shall be no later than the third (3rd) Business Day following the satisfaction or, if permissible under applicable Law, waiver of the last of the conditions set forth in Article VIII to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or, to the extent permissible under applicable Law, waiver of those conditions), or such other date and time as the Company and Parent may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

1.3. Effective Time.

(a) Concurrently with the Closing, the Company and Merger Sub shall cause to be filed with the New York State Department of State (the “Department of State”) a certificate of merger (the “Certificate of Merger”), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the NYBCL in order to effect the Merger. The Merger will become effective upon the acceptance for filing of the Certificate of Merger by the Department of State or, subject to the NYBCL, at such later date and time as may be agreed by the Company and Parent and specified in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

(b) The Merger shall have the effects set forth in Section 906 of the NYBCL and this Agreement. Without limiting the generality of the foregoing, from and after the Effective Time, all the rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations and penalties of the Company and Merger Sub shall become liabilities, obligations and penalties of the Surviving Corporation, and the Surviving Corporation shall continue to be governed by the Laws of the State of New York.

1.4. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

CERTIFICATE OF INCORPORATION AND

BYLAWS OF THE SURVIVING CORPORATION

2.1. The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and, as so amended and restated, subject to Section 7.11, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until thereafter amended or restated as provided therein or by applicable Law.

2.2. The Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended or restated as provided therein or by applicable Law, subject to Section 7.11, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

ARTICLE III

OFFICERS AND DIRECTORS

OF THE SURVIVING CORPORATION

3.1. Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, incapacitation, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

3.2. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, incapacitation, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE IV

CONVERSION OF SECURITIES

4.1. Conversion of Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub:

(a) Merger Consideration. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and shares of Common Stock owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties (collectively, the “Excluded Shares”)) shall be converted into the right to receive $35.75 per share of Common Stock in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the shares of Common Stock shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the shares of Common Stock (each, a “Certificate”) or non-certificated shares of Common Stock held in book-entry form (each, a “Book-Entry Share”) (in each case other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such share of Common Stock, without interest.

(b) Cancellation of Excluded Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Stock”).

4.2. Exchange of Certificates and Book-Entry Shares.

(a) Paying Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s written prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of shares of Common Stock (other than Excluded Shares) and pursuant to a paying agent agreement in customary form that is reasonably acceptable to the Company, cash in immediately available funds in the aggregate amount necessary for the Paying Agent to make the payments contemplated by Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). Except as otherwise provided in such paying agent agreement, the Paying Agent shall invest the Exchange Fund as directed by Parent in (1) short-term direct obligations of the United States of America, (2) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (3) commercial paper obligations rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (4) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount payable pursuant to Section 4.1(a) shall be delivered to the Surviving Corporation in accordance with Section 4.2(d). To the extent that there are any losses with respect to any such investments, the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment pursuant to Section 4.1(a), or all or any portion of the Exchange Fund is unavailable for Parent (or the Paying Agent on behalf of Parent) to make prompt cash payment pursuant to Section 4.1(a), Parent shall promptly replace or restore the cash in the Exchange Fund so as to make all such cash payments under Section 4.1(a). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 4.1(a). Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Exchange Procedures. Promptly (and in any event within three (3) Business Days) after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate (other than Certificates representing Excluded Shares) immediately prior to the Effective Time (each holder of record of a Certificate and/or Book-Entry Share, a “Record Holder”) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in customary form and to have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) in exchange for the amount to which such Record Holder is entitled as a result of the Merger pursuant to Section 4.1(a). Upon delivery of the letter of transmittal duly executed by the applicable Record Holder and the surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) (other than Certificates representing Excluded Shares) to the Paying Agent in accordance with the terms of such letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax deductions or withholdings as provided in Section 4.2(g)) equal to the product of (A) the number of shares of Common Stock represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)), and (B) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. Promptly (and in any event within three (3) Business Days) after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to (1) mail to each Record Holder of Book-Entry Shares materials advising such Record Holder of the effectiveness of the Merger and the conversion of its Book-Entry Shares into the right to receive the Per Share Merger Consideration and (2) subject to receipt by the Paying Agent of any documentary or other evidence of transmittal of the applicable Book-Entry Shares and/or related information in customary form to the extent reasonably required by the Paying Agent (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares of Common Stock upon receipt by the Paying Agent of such evidence of transmittal and/or related information, if any, as the Paying Agent may reasonably request), pay to each Record Holder of Book-Entry Shares (other than with respect to Excluded Shares) a cash amount in immediately available funds (after giving effect to any required Tax deductions or withholdings as provided in Section 4.2(g)) equal to the product of (x) the number of Book-Entry Shares and (y) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates (or affidavits of loss) or Book-Entry Shares, as the case may be. In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, payment of cash to be delivered upon due surrender of the Certificate or Book-Entry Shares may be made to such transferee if the Certificate or acceptable evidence of a Book-Entry Share formerly representing such shares of Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, the transfer books or ledger of the Company shall be closed and there shall be no further transfers on the stock transfer books or ledger of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, the holder of such Certificate shall be given a copy of the letter of transmittal referred to in Section 4.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which the holder of such Certificate is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund; Escheat. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered to Parent. Any holder of shares of Common Stock (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent for payment of the amount to which such holder is entitled as a result of the Merger pursuant to Section 4.1(a) (after giving effect to any required Tax deductions or withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of shares of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permissible under applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in reasonable and customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay the amount (after giving effect to any required Tax deductions or withholdings as provided in Section 4.2(g)) equal to the product of (i) the number of shares of Common Stock represented by such lost, stolen or destroyed Certificate and (ii) the Per Share Merger Consideration, in exchange for such lost, stolen or destroyed Certificate. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant shares of Common Stock for purposes of this Article IV.

(f) Appraisal Rights. Holders of shares of the Common Stock are not entitled to appraisal rights under Section 910 of the NYBCL.

(g) Withholding Rights. Notwithstanding any other provision of this Agreement to the contrary, each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts that it is required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.3. Treatment of Company Equity-Based Awards.

(a) Immediately prior to the Effective Time, each outstanding Company Equity-Based Award, shall automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company Equity-Based Award to receive from the Surviving Corporation, as promptly as practicable after the Effective Time, a cash-settled award (an “Adjusted Award”) in an amount equal to the product of (A) the Per Share Merger Consideration multiplied by (B) the total number of shares of Common Stock subject to such Company Equity-Based Award immediately prior to the Effective Time (with the number of shares of Common Stock subject to any Company PSU that has not completed its applicable “Performance Period” (as defined in the applicable Company PSU award agreement) as of the Effective Time calculated based on achievement of target performance, and with the number of shares of Common Stock subject to any Company PSU that has completed its applicable “Performance Period” calculated based on actual achievement of the performance goals). Except as expressly provided herein, each Adjusted Award shall be subject to the same terms and conditions, including the time- and performance-based vesting schedule and treatment upon termination terms, as applied to the corresponding Company Equity-Based Award as of immediately prior to the Effective Time; provided, however, that (x) for Company PSUs which have not completed their applicable “Performance Period” as of the Effective Time, the performance metrics shall be adjusted in the manner set forth on Section 4.3(a) of the Company Disclosure Letter, and (y) with respect to the Company PSUs granted in 2020, such awards (to the extent that they remain unpaid) shall be settled in March 2025 in cash.

(b) Corporate Actions. At or prior to the Effective Time, the Company and the Company Board (or any committee thereof, as applicable) shall adopt resolutions and will take such other actions requested by Parent to (i) cause the Company Equity-Based Awards to be treated in accordance with the provisions of this Section 4.3 and (ii) to terminate the Incentive Plans effective as of the Effective Time.

4.4. Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that, prior to the Effective Time, the Company changes the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock issued and outstanding, as a result of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the Company SEC Reports (but excluding, in each case, any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein to the extent relating to information, factors or risks that are predictive, cautionary or forward looking in nature) filed or furnished with the SEC on or after January 1, 2022 and at least one (1) Business Day prior to the date of this Agreement (and (i) other than any matters required to be disclosed for purposes of Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure) and Section 5.20 (Brokers and Finders), which matters shall only be disclosed by specific disclosure in the respective corresponding Section of the Company Disclosure Letter and (ii) without giving effect to any amendment to any such documents filed on or after the date hereof) or (y) the corresponding Section or Subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any fact or item in any Section or Subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other applicable Section or Subsection only to the extent that the relevance thereof is reasonably apparent on its face to a Person who has read that reference and such representations and warranties, other than any matters required to be disclosed for purposes of Section 5.1 (Organization, Good Standing and Qualification) and Section 5.2 (Capital Structure), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New York. Each of the Subsidiaries of the Company is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing or in good standing (with respect to jurisdictions that recognize the concept of good standing) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material adverse effect on the ability of the Company to timely perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby (a “Company Impairment Effect”). Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification or licensing, except where any such failure to have such power or authority, or to be so qualified or licensed, has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect. The Company has made available to Parent complete and correct copies of the Organizational Documents of the Company, each as amended as of the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement. Except as set forth on Section 5.1 of the Company Disclosure Letter, all of the Subsidiaries of the Company are wholly-owned.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”). As of the close of business on May 15, 2024 (the “Capitalization Date”), (i) 387,010,149 shares of Common Stock were issued and outstanding (not including shares of Common Stock that were held by the Company as treasury stock), (ii) 997,983 shares of Common Stock were held by the Company as treasury stock, and (iii) an aggregate maximum of 2,412,464 unissued shares of Common Stock were reserved for issuance pursuant to awards under the Incentive Plans, of which 1,230,997 shares were subject to outstanding Company PSUs (assuming target performance), 48,999 shares were subject to outstanding Company Phantom Awards (payable in cash, not in stock), and 1,181,467 shares remain available for future issuance (and for the avoidance of doubt, the reserved unissued shares described in this clause are not included in the number of issued and outstanding shares of Common Stock set forth in clause (i)). All of the outstanding shares of Common Stock are, and all shares of Common Stock reserved for issuance as noted in clause (iii) above shall be (when issued in accordance with the terms of the Incentive Plans and the respective grants thereunder), duly authorized, validly issued, fully paid and nonassessable. Since the close of business on the Capitalization Date, the Company has not issued any shares of Common Stock or any Company Equity-Based Awards or other Equity Interests, except for shares of Common Stock issued upon the settlement of any Company Equity-Based Awards, in each case, that were outstanding as of the Capitalization Date, in accordance with their terms.

(b) As of the date of this Agreement, except as set forth in Section 5.2(a), or as provided in the Shareholder Agreement or in Section 5.2(b) of the Company Disclosure Letter, there were no issued or outstanding (A) shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries, (B) securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries, (C) preemptive or other rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries, or (D) securities or rights that are derivative of, or provide economic benefits based on the value of, any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries (clauses (A),

(B), (C) and (D), collectively, “Equity Interests”). There are no outstanding obligations of the Company or any of its Subsidiaries to redeem, purchase or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries or to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of the Company or any of its Subsidiaries.

(c) Section 5.2(c) of the Company Disclosure Letter contains (i) a true and complete list as of the Capitalization Date of each outstanding Company Equity-Based Award, including the holder thereof, the number of shares of Common Stock subject to each award (including, with respect to each Company PSU, (ii) the maximum number of shares of Common Stock that may be issued in respect of each such Company PSU assuming achievement of any applicable performance metrics at the maximum level), (iii) the exercise price (if applicable), and (iv) the grant date, the expiration date (if applicable), and the vesting schedule. Each Company Equity-Based Award was granted in compliance, in all material respects, with (A) applicable Law, (B) the terms and conditions of the relevant Incentive Plan and (C) the rules and regulations of the New York Stock Exchange (“NYSE”).

(d) Except as set forth on Section 5.1 of the Company Disclosure Letter, (i) each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Liens, except for Permitted Liens and such Liens and transfer restrictions as may be provided under the Securities Act or other applicable securities Laws and (ii) none of the Company or any of its Subsidiaries (A) owns, directly or indirectly, any Equity Interests in any Person or (B) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

5.3. Corporate Authority; Approval; Financial Advisor Opinion.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the affirmative vote of (i) the holders of a majority of all outstanding shares of Common Stock in accordance with the Certificate of Incorporation of the Company, the bylaws of the Company and the NYBCL, (ii) the holders of a majority of all outstanding shares of Common Stock held by the Company’s shareholders other than Parent and its Controlled Affiliates (as defined in the Shareholder Agreement) in accordance with the Certificate of Incorporation of the Company, the bylaws of the Company, the Shareholder Agreement and the NYBCL, and (iii) the Unaffiliated Shareholder Approval (the vote described in the foregoing clauses (i) through (iii) collectively, the “Company Requisite Votes”), and the filing of the Certificate of Merger with the Department of State. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability is subject to the Bankruptcy and Equity Exception.

(b) On or prior to the date hereof, the Special Committee has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the Unaffiliated Shareholders, (iii) recommended that the Company Board authorize and approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein and (iv) recommended that the Company Board recommend that the shareholders of the Company adopt this Agreement.

(c) On or prior to the date hereof, the Company Board (upon the unanimous recommendation of the Special Committee) has (i) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its shareholders, including the Unaffiliated Shareholders, (iii) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth herein, (iv) resolved to recommend that the shareholders of the Company adopt this Agreement (such recommendation, the “Company Board Recommendation”) and (v) directed that this Agreement be submitted to the shareholders of the Company for their adoption at a duly held meeting of such shareholders for such purpose, which resolutions have not, except after the date hereof as permitted by Section 7.2, been rescinded, modified or withdrawn in any way.

(d) The Special Committee and the Company Board have received the opinion of Moelis & Company LLC (the “Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by the Unaffiliated Shareholders pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such final written opinion shall be promptly provided by the Company to Parent, solely for informational purposes and on a non-reliance basis, following receipt thereof by the Special Committee.

5.4. Governmental Filings; No Violations; Certain Contracts.

(a) Except for (i) compliance with, and filings under, the Exchange Act and the Securities Act, including the filing with the SEC of a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, the “Schedule 13E-3”) and a proxy statement relating to the Shareholders Meeting to be held in connection with this Agreement, the Merger and the other transactions contemplated hereunder (together with any amendments or supplements thereto, the “Proxy Statement”), (ii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Department of State, (iv) compliance with the applicable requirements of the NYSE, (v) the filings with and the approval of the Federal Energy Regulatory Commission (“FERC”) under Section 203 of the Federal Power Act (“FPA”), and (vi) the filings with and consents required under Law from state utility commissions in the jurisdictions set forth in Section 5.4(a) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company or a Subsidiary of the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company or any

Subsidiary of the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, except those that (x) relate solely to Parent or Merger Sub or their Affiliates (other than the Company and its Subsidiaries) or (y) the failure to make or obtain, as the case may be, have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby, will not, constitute or result in (i) subject to receipt of the Company Shareholder Approval, a breach or violation of, or a default under, the Organizational Documents of (A) the Company or (B) any of its Subsidiaries or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than any Permitted Lien) on any of the assets of the Company or any of its Subsidiaries pursuant to, any Company Material Contract binding upon the Company or any of its Subsidiaries, or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) receipt of the Company Shareholder Approval and compliance with the matters referred to in Section 5.4(a), under any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (i)(B) or this clause (ii), for any such breach, violation, termination, default, creation, acceleration or change that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

5.5. Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis (taking into account all applicable grace periods) all forms, certifications, reports, statements and documents required to be filed or furnished by it with the SEC pursuant to the Securities Act and the Exchange Act since December 31, 2021 (the “Applicable Date”) (all such forms, certificates, reports, statements and documents filed or furnished after the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Company SEC Reports”). Each of the Company SEC Reports, at the time of its filing or being furnished (or, if amended, as of the time of such amendment or, if superseded by a filing, as of the date of such filing), complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of their respective dates (or, if amended, as of the date of such amendment or, if superseded by a filing, as of the date of such filing), the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date hereof, there are no outstanding or unresolved written comments from the SEC staff with respect to any of the Company SEC Reports, and, to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(b) The Company has established and maintains “disclosure controls and procedures” and “internal controls over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed and maintained to provide reasonable assurance (i) that material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, and (ii) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since December 31, 2022, neither the Company nor, to the Knowledge of the Company, its independent registered public accounting firm has identified, been made aware of or received any written notification of any (A) “significant deficiency,” (B) “material weakness” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) or (C) fraud in the design or operation of the Company’s internal controls over financial reporting or that involves management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(c) Since the Applicable Date, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE applicable to a “controlled company” as defined by Rule 303A of the NYSE Listed Company Manual.

(d) Each of the audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements of the Company and its Subsidiaries included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules and the consolidated results of operations and cash flows for the periods set forth therein) (collectively, the “Company Financial Statements”) fairly present in all material respects, the consolidated or combined financial position of the Company and its Subsidiaries as of their dates and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and to normal year-end adjustments).

(e) No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

(f) Neither the Company nor any of its Subsidiaries is, or has any commitment to become, a party to any joint venture, off-balance sheet partnership or any similar Contract, including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its Subsidiaries in the Company SEC Reports.

5.6. Absence of Certain Changes. Since December 31, 2023 through the date of this Agreement, (a) except as contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business, (b) no event contemplated by Section 7.1(b)(i), Section 7.1(b)(ii), Section 7.1(b)(vi), Section 7.1(b)(vii), Section 7.1(b)(viii), Section 7.1(b)(ix), Section 7.1(b)(x), Section 7.1(b)(xi) and Section 7.1(b)(xiii) has occurred which if it had occurred following the date of this Agreement and before the Effective Time would have required the written consent of Parent, and (c) there has not been any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

5.7. Litigation and Liabilities.

(a) Except as set forth in Section 5.7(a) of the Company Disclosure Letter, as of the date of this Agreement, there are no civil, criminal or administrative actions, suits, litigations, claims, hearings, arbitrations, inquiries, investigations, examinations, audits or other proceedings (whether civil, criminal, administrative, investigative or appellate proceedings) (each, a “Proceeding”) pending or threatened in writing against the Company or any of its Subsidiaries, in each case commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity, mediator, arbitrator or arbitration panel, except any such Proceeding that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(b) Except as set forth in Section 5.7(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order specifically imposed upon the Company or any of its Subsidiaries, except any such Order that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(c) Neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (i) disclosed, set forth or as reflected or reserved against in the Company Financial Statements filed prior to the date of this Agreement (including in the notes thereto), (ii) incurred in the ordinary course of business since the Applicable Date (iii) incurred in connection with this Agreement and the transactions contemplated hereby, including the Merger, (iv) disclosed on Section 5.7(c) of the Company Disclosure Letter or (v) that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.8. Employee Benefits.

(a) Section 5.8(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Plan and separately designates each material International Plan. For purposes of this Agreement, “Company Plans” shall mean all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA, all equity or equity-based (including the Incentive

Plans), change in control, bonus or other incentive compensation, disability, salary continuation, employment, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, housing fund contributions, vacation, sick pay or paid time off agreements, plans or policies, and each other material benefit or compensation plan, program, policy, contract, agreement or arrangement, in each case established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation, including on behalf of any employee, director, consultant, or other individual service provider of the Company or any of its Subsidiaries (whether current, former or retired); provided, however, that no plan, program or arrangement that is (x) sponsored or maintained by any Governmental Entity or (y) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), in each case, shall be considered a Company Plan.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is a “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Section 412 of the Code or Title IV of ERISA (each, a “Company Pension Plan”): (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no notice of intent to terminate any Company Pension Plan has been filed and no amendment to treat a Company Pension Plan as terminated has been adopted, and there have been no Proceedings instituted (by the Pension Benefit Guaranty Corporation (“PBGC”) or otherwise) to treat any Company Pension Plan as terminated, (iii) no accumulated funding deficiency, whether or not waived, exists, (iv) since the last valuation date for each Company Pension Plan, no Company Pension Plan is considered to be in “at risk” status under Section 430 of the Code and (v) none of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred or is expected to incur any liability to the PBGC or otherwise under any provision of Title IV of ERISA. No Company Pension Plan is, or has ever been, a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing, against or involving any of the Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Plans. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan complies in form and has been maintained and operated in accordance with its terms and applicable Law, including ERISA and the Code, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA or any breach of fiduciary duty (as determined under ERISA).

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no underfunded or unfunded liabilities or obligations that are not reflected in the Company Financial Statements with respect to any Company Plan that is maintained for severance or retirement purposes located outside the United States.

(e) Neither the execution of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby, alone or in combination with any other event, will (i) give rise to any material liability under any Company Plan or otherwise to any employee, director, or other individual service provider of the Company or any of its Subsidiaries (whether current, former or retired), (ii) accelerate the time of funding, payment or vesting or materially increase the amount of compensation or benefits due to any employee, director, or other individual service provider of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries, (iii) entitle any employee, director, or other individual service provider of the Company or any of its Subsidiaries (whether current, former or retired) to severance pay, or any other material payment, except as expressly provided in this Agreement, or (iv) limit or restrict the right of Parent to merge, amend or terminate any Company Plan on or after the Effective Time. No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger by any employee, director, or other individual service providers of the Company or any of its Subsidiaries (whether current or former) under any Company Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Except as set forth on Section 5.8(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any employee or other individual service-provider providing for a tax gross-up or tax reimbursement.

5.9. Compliance with Laws; Licenses; Business Practices.

(a) Neither the Company nor any of its Subsidiaries is in violation of, or since December 31, 2022 has been in violation of or has been given written notice of or been charged with any violation of, any Law or Order of any Governmental Entity, except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect. The Company and its Subsidiaries have all Permits necessary to conduct their businesses as presently conducted and have been in compliance with all such Permits since the Applicable Date, and no Governmental Entity has declined any renewals of any such Permits, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any of its or their directors, officers or agents, has, in the course of its actions for, or on behalf of, any of them violated any Anti-Corruption Laws or corruptly made or promised to make a payment or anything of value (i) to or for the use or benefit of any Government Official, in violation of applicable Anti-Corruption Laws; (ii) to any other Person either for an advance or reimbursement, if, to the Knowledge of the Company, any part of such payment or thing of value will be directly or indirectly given or paid by such other Person, to any Government Official in violation of applicable Anti-Corruption Laws; or (iii) to any other Person, to obtain or keep business or to secure some other improper advantage, the payment of which would violate applicable Anti-Corruption Laws. Since the Applicable Date, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries or any of its or their directors, officers or agents is in violation of, or has any liability under, the Anti-Corruption Laws which has not been resolved.

(c) The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to comply with the Anti-Corruption Laws.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, the operations of the Company and its Subsidiaries have been conducted in compliance with applicable Anti-Money Laundering Laws.

(e) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company, its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, or agents is a Sanctioned Person, and (ii) the Company has not, since the Applicable Date, conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with or for the benefit of a Sanctioned Person in a manner that would violate applicable Sanctions.

(f) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no Proceeding by or before any Governmental Entity involving the Company, its Subsidiaries, or their respective directors, officers, employees, or agents in relation to potential violations of applicable Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions is pending or threatened in writing.

5.10. Environmental Matters.

(a) The Company and its Subsidiaries have since the Applicable Date complied, and are in compliance, with all Environmental Laws and have obtained, maintained and, since the Applicable Date, complied, and are in compliance with all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws except, in each case, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have not received any written notice of any obligation, liability, order, settlement, judgment, injunction or decree involving outstanding requirements for any noncompliance with Environmental Laws by the Company or any of its Subsidiaries, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no written Proceedings arising under any Environmental Laws that are pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or, to the Knowledge of the Company, the Leased Real Property, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, manufactured, distributed or exposed any Person to any material, substance or waste that is defined under Environmental Laws as “hazardous” or “toxic” or as a “pollutant” or “contaminant” (“Hazardous Materials”), at the Leased Real Property, in noncompliance with Environmental Laws, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as set forth on Section 5.10(e) of the Company Disclosure Letter, the Company and its Subsidiaries have not assumed, undertaken or provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person pursuant to Environmental Laws, except for any liability that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.11. Taxes. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) All Tax Returns required to be filed by the Company and its Subsidiaries have been timely filed (taking into account any applicable extensions of time within which to file), (ii) all such Tax Returns are true, complete and correct, (iii) each of the Company and its Subsidiaries has timely paid all Taxes (whether or not shown as due and payable by it on such Tax Returns) due and payable, other than Taxes for which adequate reserves have been established in accordance with GAAP on the Company Financial Statements and (iv) the Company and its Subsidiaries have (A) duly and timely deducted, withheld and collected all Taxes required to be deducted, withheld or collected with respect to any payment owing to, or received from, any Person, and such deducted, withheld or collected Taxes have been duly and timely paid to the proper Taxing Authority, and (B) otherwise complied with all applicable Law relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(b) Except as set forth in Section 5.11(b) of the Company Disclosure Letter, (i) no audits or other Proceedings before any Taxing Authority are presently pending or threatened in writing by any Taxing Authority, in each case with regard to any Taxes or Tax Return of the Company or any of its Subsidiaries, and (ii) no Taxing Authority has asserted in writing any deficiency, assessment or claim for Taxes or any adjustment to Taxes with respect to which the Company or any of its Subsidiaries may be liable with respect to income or other Taxes that has not been fully paid or finally settled.

(c) Except as set forth in Section 5.11(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than exclusively among the Company and its Subsidiaries), except for commercial agreements entered into in the ordinary course of business, a primary purpose of which is not related to Taxes, and neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation), (ii) has entered into within the last five (5) years a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state, local or foreign Law, or any other ruling or written agreement with a Taxing Authority that could be reasonably expected to have a material impact on the amount of Taxes or Tax attributes of the Company or any of its Subsidiaries in a taxable period (or portion thereof) beginning after the Closing Date or (iii) has any liability for the payment of Taxes of any Person as a successor or transferee or otherwise by operation of applicable Law.

(d) None of the Company or any its Subsidiaries will be required to include any amount in income, or exclude any item of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in method of accounting occurring on or prior to the Closing Date, (ii) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar or analogous provision of state, local, or non-U.S. Law), (iii) an installment sale or open transaction arising on or before the Closing Date, or (iv) a prepaid amount received or paid or deferred revenue received or recognized outside of the ordinary course of business on or before the Closing Date.

(e) None of the assets of the Company or any of its Subsidiaries is subject to any Lien for Taxes (other than Permitted Liens).

(f) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or analogous provision of state, local, or non-U.S. Law).

(g) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock purported or intended to qualify for tax-free treatment under Section 355 of the Code within the past two (2) years.

(h) There are no extensions or waivers of the limitation period applicable to the period for the assessment of any Taxes of the Company or any of its Subsidiaries.

(i) The Company and its Subsidiaries are in full compliance with all terms and conditions of all Tax exemptions, Tax holidays and other Tax reduction agreements or Orders of Governmental Entities applicable to the Company and its Subsidiaries and all Tax credits (including pursuant to Section 45 of the Code and Section 48 of the Code) claimed by the Company and its Subsidiaries, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued qualification, validity and effectiveness, or result in the recapture, of any such Tax exemption, Tax holiday or other Tax reduction agreement or Order or Tax credit.

5.12. Labor and Employment Matters.

(a) Except as set forth on Section 5.12(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other material agreement or bargaining relationship with any labor organization, works council, trade union or other employee representative (each, a “Collective Bargaining Agreement”), (ii) to the Knowledge of the Company, there are no (and for the past three (3) years there have not been any) ongoing or threatened in writing union organization or decertification activities or proceedings relating to any employees of the Company or any of its Subsidiaries, and no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union, or other employee representative and (iii) there is no (and for the past three (3) years there has not been any) pending or, to the Knowledge of the Company, threatened in writing strike, lockout, work stoppage, or other material labor disputes against or involving the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to any Collective Bargaining Agreement, no consent or consultation of, requirement to provide information to, or the rendering of, or receipt of an opinion or formal advice by, any labor or trade union, works council or other employee representative body or any other Governmental Entity with jurisdiction over labor matters is required for the Company to enter into this Agreement or to consummate the Merger.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 5.12(b) of the Company Disclosure Letter, each of the Company and its Subsidiaries are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, occupational safety and health and workers’ compensation, employee classification and wages and hours. There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, nor are there any grievances or arbitrations under any Collective Bargaining Agreement pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, in either case except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.13. Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Registered Company Owned IP is not, to the Knowledge of the Company, subject to any outstanding Order or Proceeding that adversely affects any of the Company’s or any of its Subsidiaries’ rights in or to such Registered Company Owned IP, and (ii) the Company or one of its Subsidiaries exclusively legally and beneficially owns all right, title and interest in and to the Company Owned IP purported to be owned by the Company or any of its Subsidiaries, and owns or has a valid and enforceable license to use all other Intellectual Property and Computer Systems used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, in each case, free and clear of all Liens (except for Permitted Liens).

(b) The Company and its Subsidiaries, their products and services and the conduct of their business have not infringed, misappropriated or otherwise violated any Intellectual Property rights of any other Person (other than Parent) in any manner that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written claims, which remain unresolved (and there are no actions or Proceedings pending or threatened in writing), either: (i) alleging that the Company or any of its Subsidiaries or any other Person has infringed, misappropriated or otherwise violated any Intellectual Property of any Person, or (ii) contesting the validity, use, ownership, registrability or enforceability of, or requesting compensation for, any Company Owned IP (other than office actions issued by the United States

Patent and Trademark Office or a similar office in another jurisdiction in the ordinary course of patent or trademark prosecution or related to any Company Owned IP for which Parent is in the owner of record at the United States Patent and Trademark Office or a similar office in another jurisdiction), that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated any Company Owned IP in any manner that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has taken commercially reasonable actions to maintain and protect the confidentiality of all material Trade Secrets that are Company Owned IP, and (ii) to the Knowledge of the Company, there has been no unauthorized use, access or disclosure of any Trade Secrets or other confidential information included in the Material Company IP that is Company Owned IP.

(d) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have not been any security breaches, cyber incidents, misappropriation, unauthorized access, disclosure or use, intrusions, or compromises of or to any Computer Systems controlled by the Company or any of its Subsidiaries (or to the Knowledge of the Company, any other Computer Systems), or any Personal Data used, collected, processed, maintained, or stored by or on behalf of the Company or any of its Subsidiaries, in each case, that have not been remedied in all material respects prior to the date of this Agreement.

(e) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries use commercially reasonable efforts to protect the confidentiality, integrity and security of the Computer Systems controlled by the Company or any of its Subsidiaries from any unauthorized use, access, interruption, or modification, (ii) the Computer Systems operate in conformance with their technical specifications and are sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, and (iii) since the Applicable Date, there have been no material failures, breakdowns, continued substandard performance or other adverse events affecting any such Computer Systems controlled by the Company or any of its Subsidiaries that have caused any substantial disruption of or interruption in or to the use of such Computer Systems, except where the cause of such disruption or interruption has been remedied in all material respects. The Computer Systems do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” worms, viruses, spyware, keylogger software or other vulnerability, faults or malicious code or damaging devices designed or reasonably expected to adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any information technology or software applications.

5.14. Privacy; Cybersecurity. For the purposes of Section 5.13 and this Section 5.14, the terms “controller,” “data subject,” “personal data breach,” “processing” (and its cognates) and “processor” shall have the meaning given to them in the applicable Privacy Laws.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, the Company and its Subsidiaries have complied with applicable Privacy Laws, and all other obligations of the Company and any of its Subsidiaries under any Contract to customers and other third parties, in each case regarding collection, storage, use, disclosure, transfer or other processing or the protection of Personal Data (collectively, the “Data Security Requirements”).

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received any written notice of any claims, investigations, or complaints (including written notice from third parties acting on their behalf) of, or been subject to any Proceedings concerning, the violation or alleged violation of any Data Security Requirements, in each case, that have not been remedied in all material respects, and (ii) there have been no Proceedings pending or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries regarding violation or alleged violation of any Data Security Requirements.

5.15. Insurance. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries, taking into account the insurance coverage received under policies maintained by Parent or its Affiliates, maintain reasonable insurance, in such amounts and against such risks as are customary for the industries in which the Company and its Subsidiaries operate and for companies of the size of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened in writing cancellation with respect to any such insurance policy (except for any renewal or expiration in accordance with the terms thereof) and each of the Company and its Subsidiaries is in compliance in all respects with all conditions contained therein, with such exceptions that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.16. Real Property.

(a) Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable fee simple title to and beneficial ownership of all real property owned by them (collectively, the “Owned Real Properties”) free and clear of any Liens (except for Permitted Liens). There are no outstanding options or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein, that are material to the value or use of such Owned Real Property. No other real property rights are necessary for the conduct of the Company and its Subsidiaries as it is currently conducted in all material respects.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease, license, concession and other agreement under which the Company or its Subsidiaries lease, sublease, use or occupy the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries, including all material amendments, modifications, extensions and guaranties relating thereto (each, a “Lease” and, such real property, the “Leased Real

Property”) is a valid and binding obligation on the Company and such of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect and enforceable in accordance with its terms (except that (A) such enforcement may be subject to the Bankruptcy and Equity Exception and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), (ii) there is no breach or default under any Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, (iii) no event has occurred which, with notice, lapse of time or both, would constitute a default under any Lease by any of the Company or its Subsidiaries and (iv) the Company or one of its Subsidiaries that is either the tenant, subtenant or licensee named under the Lease has a good and valid leasehold interest in each Leased Real Property, except for Permitted Liens, which is subject to a Lease and is in possession of such Leased Real Property.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or any of its Subsidiaries have not received written notice of any pending condemnation or eminent domain proceedings and, to the Knowledge of the Company, there are no threatened condemnation or eminent domain proceedings, in each case, that affect any Owned Real Property or Leased Real Property and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.

5.17. Contracts.

(a) Except as set forth on Section 5.17(a) of the Company Disclosure Letter, as of the date hereof, neither of the Company or any of its Subsidiaries is a party to or bound by any:

(i) Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Reports;

(ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness, in each case providing for Indebtedness in excess of $50,000,000, other than Indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries;

(iii) Collective Bargaining Agreement;

(iv) Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, other than any Contract disclosed under clause (viii) below entered into in the ordinary course of business and not having, or that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect;

(v) Contract to which the Company or any of its Subsidiaries is a party related to (A) licensing, use, or development of, or for, or grant any rights, immunity, license, or covenant not to sue to or under, any Material Company IP that has a maximum potential value (or which otherwise requires the receipt or making of payments) in excess of $15,000,000 (including pursuant to any “earn-out,” contingent value rights, milestone payments, license fees, royalty payments, development costs or other contingent payment or value obligations), (B) that restricts the Company’s or any of its Subsidiaries’ ability to use or enforce any Material Company IP that is Company Owned IP, or (C) pursuant to which any material Computer Systems are licensed to the Company or any of its Subsidiaries (in each case of (A), (B), and (C), other than (i) pursuant to the Shareholder Agreement, (ii) pursuant to the Trademark Licensing Agreement or (iii) shrink-wrap, click-wrap and any other standard form licenses of uncustomized commercially available off-the-shelf software or Computer Systems granted to the Company or any of its Subsidiaries or Parent for annual payments of less than $5,000,000);

(vi) Contract that purports to bind the Company or any of its Subsidiaries or Affiliates or, at or after the Effective Time, Parent or any of its controlled Affiliates to any material (A) exclusivity provision in favor of the other parties thereto, (B) non-compete provision that limits, curtails or restricts the ability of such Person to compete or conduct activities in any geographic area or line of business or with any Person or (C) “most favored nation” provision in favor of the other parties thereto, in each case, that cannot be cancelled by the Company or one of its Subsidiaries without more than ninety (90) days’ notice without payment of a material penalty, other than, in each case, Contracts entered into the ordinary course of business and not having, or that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect;

(vii) Contract that obligates the Company or any of its Subsidiaries to make a loan, capital contribution to, or investment in excess of $10,000,000 in any Person, other than (i) loans to any Subsidiary of the Company and advances to employees in the ordinary course of business and (ii) as provided for in any Contract disclosed under clause (viii) below;

(viii) Contract that creates, governs or controls any partnership or joint venture or relates to an equity investment that is material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) Contract that obligates the Company or any of its Subsidiaries to purchase or sell any material (A) electric energy, capacity and/or ancillary services or (B) renewable energy certificates, credits or other environmental attributes associated with renewable generation other than any Contract that is on file with FERC, the Connecticut Public Utilities Regulatory Authority, the Massachusetts Department of Public Utilities, the New York Public Service Commission or the Maine Public Utilities Commission; or

(x) other Contract (other than this Agreement, purchase orders for the purchase of inventory or agreements (A) between the Company and any of its Subsidiaries or (B) between any of the Company’s Subsidiaries or disclosed on Section 5.17(a)(i)-(ix) of the Company Disclosure Letter) under which the Company and its Subsidiaries are obligated to make or receive payments in excess of $25,000,000 during the fiscal year ending December 31, 2024 that cannot be cancelled by the Company or one of its Subsidiaries without more than ninety (90) days’ notice without payment of a material penalty (other than Contracts entered into in the ordinary course of business).

Each such Contract set forth on Section 5.17(a) of the Company Disclosure Letter under (i) through (x) is referred to herein as a “Company Material Contract.”

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect or as set forth on Section 5.17(b) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under or breach of any Company Material Contract, there are no events or conditions, including with respect to any events or conditions as a result of COVID-19, which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries or to the Knowledge of the Company, any counterparty, other than Parent, under such Company Material Contract, (ii) each of the Company Material Contracts is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries, except (A) that such enforcement may be subject to the Bankruptcy and Equity Exception, (B) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and (C) to the extent that any Company Material Contract expires in accordance with its terms, (iii) the Company and its Subsidiaries have performed all respective material obligations required to be performed by them to date under the Company Material Contracts to which they are a party, and (iv) neither the Company nor any of its Subsidiaries has received any written notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened in writing to terminate, any Company Material Contract.

5.18. Takeover Law. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Law”) is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

5.19. Regulatory Matters.

(a) Each Subsidiary of the Company that generates, transmits, or distributes electric energy for sale is subject to regulation by FERC as a public utility under the FPA or as a public utility or public service company (or similar designation) by the relevant state utility commission. The Company itself is a “holding company” under the Public Utility Holding Company Act of 2005. Each Subsidiary of the Company that owns and operates natural gas pipe-lines and related facilities is not subject to, or is otherwise exempt from, regulation by FERC under the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978.

(b) All filings required under Law to be made by the Company or any Subsidiary of the Company with FERC or any applicable state utility commissions, as the case may be, have been timely made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings compiled, as of their respective dates, and currently comply, with all requirements of applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all requirements of applicable Laws, have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect.

(c) Each Subsidiary of the Company has all tariffs, service agreements, rates or other Contracts on file with applicable Governmental Entity required to be legally entitled to operate its business and provide services in all areas (i) where it currently provides service to its customers, and (ii) as identified in their respective tariffs, service agreements and other Contracts with its customers, except for failures to be so entitled, that, individually or in the aggregate, have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Company Impairment Effect. All charges by the Company and the Subsidiaries of the Company that have been made for service and all related fees have been charged in accordance with the terms and conditions of valid and effective tariffs or valid and enforceable agreements for non-tariff charges and are not subject to refund, except for failures to have made such charges or charged such fees that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect.

5.20. Brokers and Finders. Neither the Company nor any of its Subsidiaries, officers, directors or employees has engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated hereby, other than the Financial Advisor. Other than arrangements with the Financial Advisor pursuant to an engagement letter, a copy of which has been made available to Parent prior to the date of this Agreement (and such engagement letter shall have not been amended, modified or waived by the Company), neither the Company nor any of its Subsidiaries has any arrangements in place that could result in any brokerage fees, commissions or finder’s fees in connection with the Merger or other transactions contemplated hereby.

5.21. No Other Representations and Warranties. Except for the representations and warranties contained in this Article V or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person acting on behalf of the Company makes any other express or implied representation or warranty. In particular, and without limiting the generality of the foregoing, except for the representations and warranties contained in this Article V, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives in connection with this Agreement or the transactions contemplated hereby, including the Merger, with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, (b) any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the transactions contemplated by this Agreement (including with respect to the accuracy and completeness thereof) or (c) any information provided, or made available, to any Representatives of Parent acting in their capacity as directors or shareholders of the Company or any of its Subsidiaries. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives in management presentations or otherwise in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is included in the representations and warranties contained in this Article V.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

6.1. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization. Each of Parent and Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification or licensing, except where any such failure to have such power or authority, or to be so qualified or licensed is not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

6.2. Corporate Authority. The board of directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of, Merger Sub and its sole shareholder and unanimously approved this Agreement, and the board of directors of Parent has approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger. The adoption of this Agreement by Parent as the sole shareholder of Merger Sub is the only vote or consent of holders of capital stock of Parent or Merger Sub necessary to approve this Agreement, and to consummate the transactions contemplated hereby, including the Merger. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforceability is subject to the Bankruptcy and Equity Exception.

6.3. Governmental Filings; No Violations; Etc.

(a) Except for (i) compliance with, and filings under, the Exchange Act and the Securities Act, including the filing with the SEC of the Schedule 13E-3 and the Proxy Statement, (ii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Department of State, (iv) compliance with the applicable requirements of the NYSE, (v) the filings with and the approval of

FERC under Section 203 of the FPA, and (vi) the filings with and consents required under Law from state utility commissions in the jurisdictions set forth in Section 5.4(a) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the transactions contemplated by this Agreement, including the Merger, other than such items that (x) relate solely to the Company or its Subsidiaries or (y) the failure to make or obtain, as the case may be, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the respective Organizational Documents of Parent or Merger Sub, or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien (other than any Permitted Lien) on any of the assets of Parent or Merger Sub pursuant to any Contract binding upon Parent or Merger Sub, or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 6.3(a), under any Law to which Parent or Merger Sub is subject, except, in the case of clause (ii) above, for any such breach, violation, termination, default, creation, acceleration or change that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.4. Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub, in each case commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity, mediator, arbitrator or arbitration panel, that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except any such Proceeding that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective material properties or assets is or are subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.5. Available Funds. Parent and Merger Sub together have and, as of the Closing, will have sufficient cash on hand and or/undrawn amounts immediately available under existing lines of credit or other sources of funds to enable Parent and Merger Sub to consummate the transactions contemplated hereby, including the Merger and to perform and satisfy their respective obligations under this Agreement, including payment of the amounts required under Section 4.1(a) and any other amounts required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with or as a result of the consummation of the transactions contemplated hereby, including the Merger. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligation to consummate the transactions contemplated hereby, including the Merger, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

6.6. Brokers and Finders. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing.

6.7. Certain Arrangements. There are no written, or to the Knowledge of Parent, oral, Contracts or other understandings or commitments to enter into any written Contracts or understandings (whether or not binding) between Parent, Merger Sub or any of their Affiliates or Representatives, on the one hand, and (a) any member of the Company’s management or the Company Board, on the other hand, as of the date hereof that relate to this Agreement or the transactions contemplated hereby or (b) any shareholder of the Company (in its capacity as such), on the other hand, as of the date hereof, pursuant to which such shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal or pursuant to which any shareholder has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance the payment of the Per Share Merger Consideration.

6.8. Operations of Merger Sub; No Prior Activities. All of the authorized capital stock of Merger Sub consists of 100 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of stock of Merger Sub are, and at the Effective Time will be, owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Merger, and, except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, including the Merger, Merger Sub has not and will not prior to the Effective Time, have incurred, directly or indirectly, any liabilities or obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

6.9. Ownership of Common Stock. Except for 315,659,357 shares of Common Stock, Parent and Merger Sub and their respective Subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Common Stock or other securities of the Company or any options, warrants or other rights to acquire Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

6.10. No Other Representations and Warranties. Except for the representations and warranties contained in this Article VI, neither Parent nor Merger Sub nor any other Person acting on behalf of Parent or Merger Sub makes any other express or implied representation or warranty.

6.11. Acknowledgement of Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub acknowledges that they and their Representatives have received access to such documents and information that they have requested to review, including those made available in a data room hosted by Datasite. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article V or any certificate delivered pursuant to this Agreement, (i) neither the Company nor any of the Subsidiaries of the Company makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub have not relied and are not relying on any representation or warranty, (ii) no Person has been authorized by the Company or any of the Subsidiaries of the Company, expressly or impliedly, to make any representation or warranty relating to the Company or any of the Subsidiaries of the Company or their respective businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company or any of the Subsidiaries of the Company and (iii) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives, including any materials or information made available for purposes of the transactions contemplated by this Agreement, marketing material, confidential information memorandum, management presentation, functional break-out discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, are not and shall not be deemed to be or include representations or warranties (and neither the Company nor any other Person will have any liability or other obligation to Parent, Merger Sub or their respective Affiliates or Representatives or any other Person resulting from such Person’s use of such material or information). Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent review and analysis.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1. Conduct of Business by the Company.

(a) From and after the date hereof and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 7.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law or Order, a Governmental Entity or the express terms of any Commercial Agreement in effect as of the date of this Agreement or (iv) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent shall not be unreasonably withheld, conditioned or delayed (provided that consent of Parent shall be deemed to have been given if Parent does not object within ten (10) Business Days after a written request for such consent is provided by the Company to Parent), the Company shall, and shall cause its Subsidiaries to use commercially reasonable efforts to, (A) conduct its business and operations in the ordinary course of business, (B) preserve substantially intact its current business organization, (C) keep available the services of its current executive officers and key employees and (D) preserve in all material respects its relationships and goodwill with Governmental Entities, customers, suppliers, landlords and other Persons having material business dealings with the Company and its Subsidiaries.

(b) From and after the date hereof and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, except (1) as expressly contemplated by this Agreement, (2) as set forth in Section 7.1(b) of the Company Disclosure Letter, (3) as required by applicable Law, Order, a Governmental Entity or express terms of any Commercial Agreement in effect as of the date of this Agreement or (4) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent shall not be unreasonably withheld, conditioned or delayed (provided that consent of Parent shall be deemed to have been given if Parent does not object within ten (10) Business Days after a written request for such consent is provided by the Company to Parent), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend or propose to amend the Organizational Documents of the Company or any of its Subsidiaries, other than immaterial ministerial changes or amendments to the Organizational Documents of Subsidiaries of the Company that would not prevent, prohibit, restrict or delay the consummation of the Merger or any other transactions contemplated by this Agreement;

(ii) (A) declare, set aside or pay any dividend or other distribution (including any constructive or deemed distribution), whether payable in cash, stock or other property, with respect to its capital stock, other than (1) dividends paid or distributions entirely to the Company or a wholly owned Subsidiary of the Company, (2) ordinary course cash dividends or distributions ratably made to the equityholders of a non-wholly-owned Subsidiary of the Company to the extent permitted under the Organizational Documents of such non-wholly-owned Subsidiary, or (3) regular quarterly cash dividends on Common Stock for each quarterly period ending after the date of this Agreement (including the dividend corresponding to the quarter where the Closing Date takes place, pro-rata based on the number of days elapsed from the beginning of such quarter through the Closing Date (the “Interim Dividend”)), not to exceed $0.44 per share of Common Stock, with usual record and payment dates for such quarterly dividends in accordance with past dividend practice (other than with respect to the Interim Dividend), (B) issue, authorize, sell, grant, transfer, pledge, dispose of or encumber, or cause to be issued, sold, granted, transferred, pledged, disposed of or encumbered, any shares of Common Stock or other Equity Interests of the Company or any of its Subsidiaries (except pursuant to (i) the due vesting and/or settlement of Company Equity-Based Awards outstanding as of the date hereof in accordance with their terms as such terms are in effect on the date hereof or (ii) pursuant to any Contract disclosed on Section 5.17(a)(viii) of the Company Disclosure Letter), (C) adjust, split, combine, subdivide or reclassify the shares of Common Stock or any other Equity Interests of the Company or any of its Subsidiaries (except for the settlement of any Company Equity-Based Awards outstanding on the date hereof in accordance with their terms on the date hereof pursuant to the terms of the Incentive Plans), (D) redeem, purchase or otherwise acquire, directly or indirectly, any shares of Common Stock or other Equity Interests of the Company or any of its Subsidiaries, other than in connection with the vesting of Company Equity-Based Awards outstanding on the date hereof in accordance with their terms on the date hereof (including in connection with any required withholding Taxes related to such exercise or vesting), or (E) issue, allot, grant, deliver, sell, authorize or pledge any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock may vote by virtue of their ownership thereof;

(iii) except (A) as required by applicable Law, (B) pursuant to any Company Plan in effect and disclosed to Parent prior to the date of this Agreement, (C) in the ordinary course of business, as approved by the Company’s Chief Executive Officer or (D) as approved by the Company Board or the Compensation and Nominating Committee thereof (i) increase the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents, or consultants, (ii) enter into, establish, amend or terminate any Company Plans or benefit arrangement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any current or former employee, director, agent or consultant, (iii) terminate (without cause), hire or engage for services any individual with target annual cash compensation of more than $200,000, other than newly hired or replacement employees who are not officers of the Company in the ordinary course of business and consistent with past practices, (iv) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of the Company, except with respect to employment agreements entered into with newly hired employees permitted to be hired by the terms of this Agreement, or (v) take any action to accelerate the vesting, payment or funding of any compensation, payment or benefit;

(iv) make any loans, capital contributions, investments in, or advances to any of its current or former officers, directors, employees, agents or consultants or other related parties (other than advances of business expenses made in the ordinary course of business) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(v) plan, announce, implement, or effect a reduction in force, any employee layoffs, furloughs, early-retirement program, severance program, or other program or effort concerning the termination of a group of employees, except in the ordinary course of business;

(vi) (A) incur or assume any Indebtedness, other than (1) Indebtedness not in excess of $50,000,000 in the aggregate, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs made or entered into in the ordinary course of business and in any event not in excess of $50,000,000 in the aggregate, (3) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries or (4) draws under the Company and any of its Subsidiaries’ existing revolving credit facilities for working capital purposes in the ordinary course of business, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except (i) in the ordinary course of business, or (ii) among the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, or (C) make any loans, advances or capital contributions to, or investments in, any other Person, except to the Company or any wholly-owned Subsidiary of the Company in the ordinary course of business;

(vii) in each case subject to Section 7.1(c), authorize, incur or commit to incur any capital expenditures other than (A) in connection with the repair or replacement of facilities, properties or other assets (provided, that any such capital expenditures shall be made in accordance with Good Industry Practices), (B) pursuant to the CapEx Plan or any variations to the CapEx Plan approved by the Board of Directors of the Company, (C) any project that the Company is permitted to pursue without Parent’s consent pursuant to existing Contracts between the Company or any wholly-owned Subsidiary of the Company, on the one hand, and Parent, on the other hand, or (D) is approved in accordance with the Company Investment and Divestment Standards;

(viii) subject to Section 7.4, pay, discharge, waive, settle or satisfy any Proceeding, other than any such payment, discharge, waiver, settlement or satisfaction (A) in the ordinary course of business, of Proceedings reflected or reserved against in the Company Financial Statements for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that may be paid under insurance policies or indemnification agreements), or (B) for amounts in cash, not to exceed $5,000,000 individually or $50,000,000 in the aggregate (in excess of third party insurance); provided, that the Company may not, and shall cause its Subsidiaries not to, pay, discharge, waive, settle or satisfy any Proceeding that would (1) involve the admission of wrongdoing by the Company or any of its Subsidiaries or (2) impose any material restriction on the business or operations of the Company, any of its Subsidiaries, the Surviving Corporation or any of their respective Affiliates following the Effective Time;

(ix) change its fiscal year or materially change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law or required by any Governmental Entity or the Financial Accounting Standards Board or any similar organization;

(x) (A) make, change or rescind any material Tax election, (B) make any material change to any Tax accounting period or Tax accounting method, (C) file any amended Tax Return with respect to any material Taxes, (D) enter into a “closing agreement” pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law, with respect to any material Taxes, (E) settle or compromise any claim, assessment or Proceeding with respect to any material Taxes, (F) surrender any right to claim a material Tax refund, offset or other reduction in liability, (G) request any Tax ruling from any Governmental Entity or (H) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes, except in each case with respect to any such actions taken in the ordinary course of business, or that are not reasonably expected to materially increase the tax liabilities of the Company and its Subsidiaries;

(xi) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization, (B) directly or indirectly acquire or agree to acquire in any transaction, any equity interest in, or any material portion of the business, assets or capital stock of, any Person or division thereof, other than (x) transactions solely between the Company and any of its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company or (y) acquisitions for consideration that does not exceed $10,000,000 in the aggregate or (C) sell, lease (as lessor), license, mortgage, pledge, assign to a third party, abandon, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any material properties, assets or rights (including capital stock of a Subsidiary of the Company) (whether material individually or in the aggregate) or any material interests therein other than: (i) pursuant to Contracts in existence on the date of this Agreement that have been disclosed or made available to Parent, (ii) with respect to transactions between the Company, on the one hand, and any wholly owned Subsidiary of the Company, on the other hand, or between wholly owned Subsidiaries of the Company, (iii) sales of inventory or abandonments of obsolete or worn-out assets or equipment, or assets or equipment that are no longer used or useful, in each case, on an arms-length basis and in the ordinary course of business, (iv) capital expenditures permitted by clause (vii) of this Section 7.1(b) or (v) as approved in accordance with the Company Investment and Divestment Standards;

(xii) cancel, terminate, extend, renew, amend in any material respect or waive any of its material rights under any Company Material Contract, or enter into any Contract that would constitute a Company Material Contract if it had been entered into prior to the date of this Agreement, except (i) in the ordinary course of business, (ii) auto-renewals in accordance with the terms thereof, (iii) termination as a result of a material breach or a material default by the counterparty to such Company Material Contract or (iv) in compliance with the Purchasing Process;

(xiii) enter into or discontinue any material line of business, or, other than in the ordinary course of business, establish any new Subsidiary or joint venture;

(xiv) other than in the ordinary course of business, (A) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) with individual annual rents in excess of $6,000,000, (B) terminate, modify, amend or exercise any right to renew any Lease with aggregate annual rents in excess of $6,000,000 or (C) acquire any interest in real property with a purchase price in excess of $6,000,000;

(xv) other than licenses granted in the ordinary course of business that are not material to the business of the Company and its Subsidiaries taken as a whole, (A) assign, transfer, convey, license, sublicense, covenant not to assert, encumber, abandon, allow to lapse, or fail to renew or maintain any Company Owned IP that is material to the conduct of the business of the Company and its Subsidiaries; or (B) disclose any Trade Secrets or material confidential information of the Company or its Subsidiaries to any third Person (other than pursuant to sufficiently protective written confidentiality agreements);

(xvi) adopt, modify, extend, or enter into any Collective Bargaining Agreement, or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries, other than extensions or renewals made in the ordinary course of business to any Collective Bargaining Agreements;

(xvii) amend, terminate or allow to lapse (without renewal of a similar permit) any Permits of the Company or any of its Subsidiaries in a manner that materially and adversely impacts the ability of the Company and its Subsidiaries to conduct their respective businesses; and

(xviii) authorize, resolve or enter into any binding commitment to do any of the foregoing subsections (i) through (xvii) of this Section 7.1(b).

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company shall be permitted to take commercially reasonable actions that would otherwise require the prior written consent of Parent under this Section 7.1 to the extent that the Company reasonably deems such action to be necessary to prevent the occurrence of, or mitigate the existence of (1) any material damage to the material equipment or other material assets of the Company or any of its Subsidiaries or (2) any Emergency and any Emergency relief measure adopted by any Governmental Entity, including (A) any action or omission required to protect the health or safety of the employees of the Company and its Subsidiaries and other individuals having business dealings with the Company or any of its Subsidiaries, (B) any action or omission taken in response to third-party supply or service disruptions caused by an Emergency and (C) any other action or omission which is reasonably necessary to respond to, prevent, mitigate or limit the effects of an Emergency on the Company or any of its Subsidiaries; provided, in each case, that the Company and its Subsidiaries shall (x) use Good Industry Practices in implementing any such actions, and (y) provide Parent with written notice of such action taken as soon as reasonably practicable (and in no event later than two (2) Business Days) thereafter.

(d) Notwithstanding anything to the contrary set forth in this Agreement, any agreement or covenant of the Company in this Agreement to cause its Subsidiaries to take or refrain from taking any action with respect to its non-wholly-owned Subsidiaries shall only be deemed to include a covenant of the Company to use commercially reasonable efforts to cause such non-wholly-owned Subsidiary to take or refrain from taking such action, which efforts shall include the exercise of management, voting, consent or similar rights available to the Company or any of its Subsidiaries under the Organizational Documents of such non-wholly-owned Subsidiary or other Contract with respect to the Company or any of its Subsidiaries’ ownership interest in such non-wholly-owned Subsidiary. For the avoidance of doubt, nothing in this Section 7.1 (or Section 7.1 of the Company Disclosure Letter), shall be deemed to waive, supersede or otherwise limit the operation of any internal, intragroup or intercompany policies and protocols applicable to the Company and its Subsidiaries.

7.2. No Solicitation; Change of Recommendation.

(a) Except as expressly permitted by this Section 7.2, the Company shall, and shall cause its Subsidiaries and its and such Subsidiaries’ directors, officers and employees to, and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to: (i) following execution of this Agreement, promptly cease any existing solicitations, discussions or negotiations with, and the provision of any nonpublic information to, any Persons that may be ongoing with respect to any Acquisition Proposal or any inquiry, proposal, discussion, offer or request that would reasonably be expected to result in an Acquisition Proposal; (ii) (A) as promptly as reasonably practicable (and in any event within two (2) Business Days) following the date hereof, request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person (other than Parent and Merger Sub) that has, within the one (1)-year period prior to the date of this Agreement, entered into a confidentiality agreement with the Company or any of its Subsidiaries that would reasonably be expected to result in an Acquisition Proposal and (B) enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any such Person (provided, that, the Special Committee shall be permitted to grant waivers of, and not to enforce, any standstill provision to the extent necessary to permit the counterparty thereto to make an Acquisition Proposal directly to the Special Committee in accordance with the terms of this Section 7.2); (iii) during the period from and after the date hereof and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article X, not, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate the submission of an Acquisition Proposal or any inquiry, proposal, discussion, offer or request that would reasonably be expected to result in an Acquisition Proposal, (B) furnish information, or afford access to the business, employees, officers, contracts, properties, assets, books and records or other aspects of the Company and its Subsidiaries, to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with, or that would reasonably be expected to result in, an Acquisition Proposal, in any case, with the intent to induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate an Acquisition Proposal or any inquiry, proposal, discussion, offer or request that would reasonably be expected to result in an Acquisition Proposal or (C) enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to an Acquisition Proposal or any inquiry, proposal, discussion, offer or request that would reasonably be expected to result in an Acquisition Proposal; provided, that, the Company and its Subsidiaries and its and their Representatives may (x) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person or group of Persons (including by requesting that such terms and conditions be conveyed in writing) solely to determine whether such inquiry or proposal constitutes or would reasonably be expected to result in a Superior Proposal or (y) inform a Person or group of Persons that has made an Acquisition Proposal of the provisions of this Section 7.2; and (iv) during the period from and after the date hereof and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article X, not, directly or indirectly, (A) approve, agree to, adopt, recommend or submit or agree to submit to a vote of its shareholders any Acquisition Proposal, or propose publicly to do any of the foregoing, (B) fail to make, or withdraw, or materially and adversely, qualify, modify or amend, the Company Board Recommendation (or recommend an Acquisition Proposal), (C) fail to include the Company Board Recommendation in the Proxy Statement, (D) make any public statement, filing or release inconsistent with the Company Board Recommendation, (E) fail to publicly reaffirm the Company Board Recommendation in connection with the public disclosure by the Company of an Acquisition Proposal (other than of the type referred to in the following clause (F)) by any Person other than Parent and Merger Sub within three (3) Business Days after Parent so requests in writing; provided, that, Parent may make such a request no more than once in respect of such public disclosure of an Acquisition Proposal except in connection with any material amendment of such Acquisition Proposal (and no more than once in connection with each such amendment), (F) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act after the commencement of such Acquisition Proposal (it being understood that the Company Board (or a committee thereof, including the Special Committee) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of such Acquisition Proposal), (G) commit or agree to do any of the foregoing (any of the foregoing clauses (A) through (G) in this subsection (iv), a “Company Adverse Recommendation Change”), or (H) enter into any letter of intent, agreement in principle, term sheet, expense reimbursement provision, merger agreement, acquisition agreement, option agreement or other similar instrument (except for Acceptable Confidentiality Agreements) relating to or providing for any Acquisition Proposal or a potential Acquisition Proposal. It is agreed that any breach of the restrictions set forth in this Section 7.2 by any Affiliate of the Company or any Representative of the Company (acting as such) shall constitute a breach of this Section 7.2 by the Company.

(b) Notwithstanding anything to the contrary in Section 7.2(a), if following the date hereof and prior to the date on which the Company Shareholder Approval has been obtained the Company or any of its Subsidiaries or any of its or their Representatives receives a bona fide unsolicited written Acquisition Proposal (which Acquisition Proposal did not result from a breach of Section 7.2(a)) from any Person or group of Persons, (i) the Company, the Special Committee and their respective Representatives may, prior to (but not after) the date on which the Company Shareholder Approval has been obtained, furnish information, and afford access to the business, employees, officers, contracts, properties, assets, books and records or other aspects of the Company and its Subsidiaries, to the Person or group of Persons who made such Acquisition Proposal and such Person’s or group’s Representatives pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (provided, that, the Company has previously furnished, made available or provided access to Parent to any such information, or substantially concurrently (and in any event within twenty-four (24) hours thereafter) does so); and (ii) the Special Committee and its Representatives may enter into or otherwise participate in any discussions or negotiations with any Person or group and its Representatives (including solicitations of revised Acquisition Proposals) regarding such Acquisition Proposal, in each case of the foregoing sub-clauses (i) and (ii), if the Special Committee has determined in good faith (after consultation with its outside financial advisors and legal counsel), that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

(c) Reasonably promptly (and in any event within forty-eight (48) hours) following receipt of any Acquisition Proposal from and after the date of this Agreement, the Company shall advise Parent in writing of the receipt of such Acquisition Proposal, and a summary of the material terms and conditions of such Acquisition Proposal (including, in each case, the identity of the Person making any such Acquisition Proposal), and the Company shall as reasonably promptly as practicable provide to Parent a complete and unredacted copy of such Acquisition Proposal and all related material transaction documentation (including drafts) (subject to customary redactions of any debt financing documents). In addition, the Company shall keep Parent reasonably informed in all material respects on a reasonably current basis of the status and terms and conditions (including amendments or proposed material amendments to) of such Acquisition Proposal and none of the Company or any of its Subsidiaries or any of their Representatives will, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information or the information contemplated by this Section 7.2(c) to Parent.

(d) Notwithstanding anything herein to the contrary, at any time prior to the date on which the Company Shareholder Approval has been obtained,

(i) if (A) the Company receives a bona fide unsolicited written Acquisition Proposal (which Acquisition Proposal did not result from a material breach of Section 7.2(a)) that the Special Committee determines in good faith, after consultation with its outside financial advisors and legal counsel, constitutes a Superior Proposal, and (B) the Special Committee determines in good faith, after consultation with outside counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, then each of the Company Board (upon the recommendation of the Special Committee) and the Special Committee may make a Company Adverse Recommendation Change; provided, that, neither the Company Board or the Special Committee may make a Company Adverse Recommendation Change pursuant to this Section 7.2(d)(i) unless:

(1) the Company Board (or any committee thereof, including the Special Committee) shall have first provided prior written notice (a “Company Notice”) to Parent, at least four (4) Business Days in advance, of the Company’s intention to take any action permitted under this Section 7.2(d)(i), which Company Notice shall, if applicable, specify the reasons for the proposed Company Adverse Recommendation Change and, if applicable, the terms and conditions of any Superior Proposal (including the identity of the Person making such Superior Proposal) and provide complete and unredacted copies of all related transaction documentation (subject to customary redactions of any debt financing documents) (it being agreed that the provision of such Company Notice shall not constitute a Company Adverse Recommendation Change) to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for taking such action; and

(2) prior to making a Company Adverse Recommendation Change in response to a Superior Proposal, the Special Committee shall have, and shall have used reasonable best efforts to cause its Representatives to, during such four (4) Business Day period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, (it being understood that neither the Company Board or the Special Committee may make a Company Adverse Recommendation Change in response to a Superior Proposal unless the Special Committee reaffirms in good faith (x) after consultation with its outside financial advisors and legal counsel that such Acquisition Proposal continues to constitute a Superior Proposal even if the adjustments to the terms and conditions of this Agreement proposed by Parent in a written offer (if any) were to be given effect and (y) after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law). In the event of any material revisions to an Acquisition Proposal constituting a Superior Proposal, the Company Board (or any committee thereof, including the Special Committee) shall be required to deliver a new Company Notice to Parent and to comply with the requirements of this with respect to such new Company Notice, except that references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period; or

(ii) if in response to an Intervening Event, the Special Committee determines in good faith (after consultation with its outside financial advisors and legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, then each of the Company Board (upon the recommendation of the Special Committee) and the Special Committee may make a Company Adverse Recommendation Change; provided, that, neither the Company Board or the Special Committee may make a Company Adverse Recommendation Change pursuant to this Section 7.2(d)(ii) unless:

(1) the Company Board (or any committee thereof, including the Special Committee) shall have first provided prior written notice to Parent at least four (4) Business Days in advance of the Company’s intention to effect a Company Adverse Recommendation Change pursuant to this Section 7.2(d)(ii), which notice shall include reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for taking such action; and

(2) prior to making a Company Adverse Recommendation Change, the Special Committee shall have, and shall have used reasonable best efforts to cause its Representatives to, during such four (4) Business Day period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the Special Committee can determine in good faith, after consultation with outside counsel, that the failure to make a Company Adverse Recommendation Change would not reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law (it being understood that neither the Company Board or the Special Committee may make a Company Adverse Recommendation Change in response to an Intervening Event unless the Special Committee reaffirms in good faith, after consultation with its outside legal counsel, that even if the adjustments to the terms and conditions of this Agreement proposed by Parent (if any) were to be given effect, the failure to make a Company Adverse Recommendation Change would be reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law).

(e) Nothing contained in this Agreement shall prevent the Company or the Company Board (or any committee thereof, including the Special Committee) from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if, in the good faith judgment of the Special Committee, after consultation with its outside legal advisors, failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided, that, this Section 7.2(e) shall not permit the Company, the Company Board or the Special Committee to make a Company Adverse Recommendation Change except as expressly set forth in Section 7.2(d).

7.3. Shareholders Meeting; Proxy Statement; Schedule 13E-3.

(a) Shareholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall take all actions in accordance with applicable Law, the Organizational Documents of the Company and the rules of the NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment or postponement thereof, the “Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable after (i) the tenth (10th)

calendar day after the initial Schedule 13E-3 and the preliminary Proxy Statement therefor have been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Schedule 13E-3 and the Proxy Statement, or (ii) if the SEC has by such date informed the Company that it intends to review the Schedule 13E-3 and the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company be required to hold the Shareholders Meeting prior to the twentieth Business Day following the mailing of the Proxy Statement and the Schedule 13E-3. Except to the extent that the Company Board (upon the recommendation of the Special Committee) or the Special Committee has made a Company Adverse Recommendation Change in accordance with (and not in violation of) Section 7.2(d), the Company, acting through the Company Board (or a committee thereof), shall include in the Proxy Statement the Company Board Recommendation and shall use its reasonable best efforts to obtain the Company Shareholder Approval; provided, that, if the Company Board or the Special Committee shall have effected a Company Adverse Recommendation Change in accordance with Section 7.2(d), then in submitting this Agreement to the shareholders of the Company, the Company Board may submit this Agreement to the shareholders of the Company without the Company Board Recommendation, in which event the Company Board or the Special Committee may communicate the basis for its lack of recommendation to the shareholders of the Company in the Proxy Statement or an appropriate amendment thereof or supplement thereto. Parent acknowledges that the matters to be addressed at the Shareholders Meeting may be combined with the Company’s annual meeting of shareholders rather than through a special meeting. The Company agrees that no matters shall be brought before the Shareholders Meeting other than adoption of this Agreement, any related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act, any customary and routine matters brought before the Company’s annual meeting of shareholders (to the extent the Shareholders Meeting is combined with the Company’s annual meeting of shareholders) and any related and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes). The Company shall not, without the consent of Parent, adjourn or postpone the Shareholders Meeting; provided, that, the Company may, without the consent of Parent, adjourn or postpone the Shareholders Meeting (A) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting, (B) to allow additional time for the filing and distribution of any supplement or amendment to the Schedule 13E-3 or the Proxy Statement which the Special Committee has determined in good faith, after consultation with its outside legal counsel, is necessary or advisable under applicable Law for such amended or supplemental disclosure to be reviewed by the shareholders of the Company prior to the Shareholders Meeting, (C) after consultation with Parent, on one or more occasions for up to ten (10) Business Days (but not to a date that is less than three (3) Business Days prior to the Termination Date) each to solicit additional proxies if necessary to obtain the Company Shareholder Approval, (D) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the transactions contemplated hereby or required by the SEC or its staff or (E) with Parent’s consent (not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, in the event that subsequent to the date of this Agreement, the Company Board (or any committee thereof, including the Special Committee) shall have made a Company Adverse Recommendation Change or shall have provided any notice of its intent to make a Company

Adverse Recommendation Change, the Company nevertheless shall continue to submit this Agreement to the shareholders of the Company for approval at the Shareholders Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

(b) Proxy Statement; Schedule 13E-3. As promptly as reasonably practicable (and, in any event, not later than twenty (20) Business Days) after the date hereof, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC. Concurrently with the preparation of the Proxy Statement, Parent and the Company shall jointly prepare a Schedule 13E-3 and use their reasonable best efforts to cause the initial Schedule 13E-3 to be filed with the SEC as promptly as reasonably practicable (and, in any event not later than twenty (20) Business Days) after the date hereof. The parties shall use reasonable best efforts to respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Proxy Statement or the Schedule 13E-3. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as reasonably practicable after the resolution of any such comments. The parties shall notify promptly the other party upon the receipt of any comments from the SEC (written or oral) or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Schedule 13E-3 and shall supply the other party with copies of all correspondence with the SEC or its staff with respect to the Proxy Statement or the Schedule 13E-3.

(c) The Company and Parent shall not file the Proxy Statement or the Schedule 13E-3 or any amendments thereof with the SEC without the other party’s reasonable prior review and comment, which comments the Company or Parent, as applicable, shall consider in good faith, and will not participate substantively in, or initiate, any substantive meetings or discussions with the SEC regarding the Proxy Statement or the Schedule 13E-3 without first consulting with Parent or the Company, as applicable, and providing Parent or the Company, as applicable, the opportunity to participate; provided, that, neither party will continue to be required to comply with the foregoing to the extent that the Company Board (or any committee thereof, including the Special Committee) has made a Company Adverse Recommendation Change in accordance with (and not in violation of) Section 7.2(d).

(d) Without limiting the generality of the foregoing, the parties shall cooperate with the other party in connection with the preparation and filing of the Proxy Statement and the Schedule 13E-3, including promptly furnishing to the other party in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement or the Schedule 13E-3 under applicable Law.

(e) Each of the Company and Parent shall use reasonable best efforts to ensure that the Proxy Statement and Schedule 13E-3 comply as to form in all material respects with the applicable requirements of the Exchange Act, the SEC and the NYSE and that none of the information supplied by it, any of its controlled Affiliates or their respective Representatives for inclusion (or incorporation by reference) in the Proxy Statement or the Schedule 13E-3 will, at the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that,

(a) no representation or warranty is made by Parent with respect to information contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement supplied by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement and (b) no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement supplied by or on behalf of Parent in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

(f) If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3 so that the Proxy Statement or Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall notify promptly the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

7.4. Shareholder Litigation. The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against the Company and/or any of its directors or officers relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, and the Company shall not, and shall cause its Representatives not to, agree to any settlement of any shareholder litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that, such consent shall not be required for settlements solely for money damages and the payment of attorneys’ fees in an aggregate amount not in excess of the dollar amount of the aggregate coverage limits for settlements under the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries; provided, further, that the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such shareholder litigation. The Company shall notify Parent promptly (and in any event within forty-eight (48) hours) of becoming aware of the commencement of any such shareholder litigation (or demand for appraisal or access to the Company’s books and records) or any material developments with respect to the status thereof.

7.5. Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement (including Section 7.5(g)), prior to the Closing, Parent, Merger Sub and the Company shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable and in any event prior to the Termination Date, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other transactions contemplated by this Agreement, (ii) the satisfaction of the parties’ respective conditions to the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) refraining from taking any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consents, authorizations, approvals, clearances, expirations or terminations of waiting periods, registrations, waivers, permits, franchises, certificates, variances, Orders, confirmations and exemptions from any Governmental Entity necessary to be obtained prior to Closing, (iv) the taking of all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, approval, clearance, expiration or termination of waiting periods, registration, waiver, permit, franchise, certificate, variance, Order, confirmation or exemption from any Governmental Entity required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, (v) cooperating with each other in (A) determining which filings, submissions and declarations are required to be made prior to the Effective Time with, and which material consents, authorizations, approvals, clearances, expirations or terminations of waiting periods, registrations, waivers, permits, franchises, certificates, variances, Orders, confirmations and exemptions are required to be obtained prior to the Effective Time from, Governmental Entities or other third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings, submissions and declarations and timely seeking all such consents, authorizations, approvals, clearances, expirations or terminations of waiting periods, registrations, waivers, permits, franchises, certificates, variances, Orders, confirmations and exemptions, and (vi) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, the foregoing shall not require any party to this Agreement to waive any of the conditions set forth in Article VIII.

(b) Without limiting the generality of the foregoing, the Company and Parent shall (i) file, or cause to be filed, an application under Section 203 of the FPA as promptly as practicable, but in any event no later than thirty (30) Business Days after the date of this Agreement, and (ii) file, as promptly as practicable within thirty (30) Business Days following the date of this Agreement, all other filings, applications, and/or notifications required under applicable Laws with any applicable Governmental Entity in the jurisdictions set forth on Section 5.4(a) of the Company Disclosure Letter. Subject to Section 7.5(g), Parent shall use its reasonable best efforts to cause its Affiliates to cooperate with the Company and Parent in taking the actions described in, and provide any information required for any of the filings or responses required by, this Section 7.5(b).

(c) Without limiting the generality of the foregoing, the Company shall, in connection with the efforts referenced in Section 7.5(a) and Section 7.5(b), (i) provide notice or obtain consent, as applicable, to employees or their representatives required under applicable Law or Collective Bargaining Agreement prior to the Closing Date and (ii) satisfy all bargaining obligations required under applicable Law or Collective Bargaining Agreement prior to the Closing Date.

(d) Without limiting the generality of Section 7.5(g), each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.5(a) and Section 7.5(b), (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) prior to submitting or making any correspondence, filing or communication with any Governmental Entity or members of their respective staffs, subject to applicable Law, first provide the other party with a copy of such correspondence, filing or communication in draft form, give such other party a reasonable opportunity to discuss its content before it is submitted or filed with the relevant Governmental Entity and consider in good faith such other party’s reasonable comments thereon, (iii) subject to applicable Law, furnish to the other party as promptly as reasonably practicable all information reasonably required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iv) promptly notify the other party of any written or substantive oral communication received by such party from, or given by such party to any Governmental Entity and of any written or substantive oral communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other party promptly with copies of all correspondence, filings and communications between such party and any Governmental Entity with respect to the transactions contemplated by this Agreement (excluding personal identifier information and any internal documents submitted with any application or other filing and with due regard for customary information exchange protocols); (v) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by any Governmental Entity in respect of such registrations, declarations and filings or such transactions; and (vi) consult with each other reasonably in advance, and consider in good faith the other party’s reasonable comments in connection with, any communication, meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person. No party shall independently participate in any meeting or communication with respect to the transactions contemplated by this Agreement with any Governmental Entity in respect of any such filings, investigation or other inquiry relating to Section 7.5(b) or this Section 7.5(c) without giving the other parties sufficient and reasonable prior notice of the meeting and, to the extent not prohibited by such Governmental Entity, the opportunity to attend and/or participate in such meeting or communication; provided, however, that the requirements of this provision shall not apply to any portion of a meeting or discussion between Parent or its Representatives, on the one hand, and any Governmental Entity, on the other hand, solely to the extent such a meeting or communication relates only to Parent confidential business information unrelated to the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Parent and the Company shall, (A) jointly control and direct all communications and strategy in dealing with any Governmental Entity, (B) jointly coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Entity in connection with the Merger and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Entity relating to the Merger and all other regulatory matters incidental thereto, and (C) consult with and consider in good faith the views and comment comments of the other party and its outside counsel with respect to such communications, strategies and positions.

(e) In furtherance and not in limitation of the foregoing, but subject to Section 7.5(g), each of Parent and Merger Sub, on the one hand and the Company, on the other hand, shall, and shall use its reasonable best efforts to cause its Affiliates and Subsidiaries to, (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement and (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other Order that would prevent, prohibit, restrict or delay the consummation of the Merger or any other transactions contemplated by this Agreement (including using reasonable best efforts to defend through litigation on the merits any claim asserted by any Person), in each case, so as to enable the parties to close the contemplated transactions as expeditiously as practicable.

(f) In furtherance and not in limitation of the foregoing, each of Parent and Merger Sub covenants and agrees that, from the date of this Agreement through the earlier of the Closing and the termination of this Agreement, it shall not, and shall cause its Affiliates not to, directly or indirectly acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof located in the United States, or dissolve, merge or consolidate with any other Person located in the United States, if such transaction would reasonably be expected to prevent, prohibit, restrict or materially delay the consummation of the Merger or any other transactions contemplated by this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, nothing in this Section 7.5 or any other provision of this Agreement shall require, or be construed to require, Parent or any of its Affiliates or the Company or any of its Subsidiaries to agree or commit to any imposition of any undertakings, terms, conditions, liabilities, obligations, commitments, restrictions, sanctions or other measures or provisions (each, a “Remedy”) with respect to any such Person or their respective businesses, product lines or assets necessary to secure the requisite approvals, clearances, and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under any applicable Law or to obtain the approval, clearance, authorization or exemption of any Governmental Entity, including (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture, disposition, or license of any assets, properties, products, rights, services or businesses (collectively “Assets”) of Parent or any of its Affiliates or any interest therein, (ii) otherwise proposing, negotiating, committing to or effecting any actions that would limit its or their freedom of action with respect to, or its or their ability to retain any Assets of, the Parent or any of its Affiliates or any interest therein contemporaneously with or subsequent to the Closing, or (iii) terminating, relinquishing, modifying or waiving, or proposing or agreeing to terminate, relinquish, modify or waive, existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or any of its Affiliates, in each case, except for Remedies that solely relate to the Company and/or any of its Subsidiaries and that, individually or in the aggregate, would reasonably be expected to have an immaterial effect on the business, assets, liabilities, properties, condition (financial or otherwise) of (i) the Company and each of its Subsidiaries, taken as a whole, and (ii) each of its Subsidiaries set forth in Section 7.5(g) of the Company Disclosure Letter, taken individually (except as explicitly set forth on Section 7.5(g) of the Company Disclosure Letter) (any such matters described in this Section 7.5(g) that are not immaterial as described in the immediately preceding clauses (i) and (ii), individually and collectively, a “Burdensome Condition”). The Company and its Subsidiaries shall not undertake, or agree to undertake, any action contemplated by a Remedy, without the prior written consent of Parent; provided, that Parent shall consider in good faith reasonable proposals made by Company to undertake, or agree to undertake, any such action. Notwithstanding the foregoing and anything to the contrary in this Agreement, in no event will Parent, the Company or any of their respective Affiliates be required to effect any action contemplated by a Burdensome Condition that is not conditioned on the occurrence of the Closing.

7.6. Access and Reports.

(a) Subject to applicable Law, upon reasonable advance notice to the Company and without any prejudice to Parent’s ordinary course access and information rights existing as of the date of this Agreement, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other Representatives reasonable access, during the period commencing from the date of this Agreement and until the Effective Time, to its employees, properties, books, Contracts and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may be reasonably requested for any reasonable business purpose (including for purposes of consummating the transactions contemplated hereby, including the Merger, and including any information reasonably requested by Parent concerning the Company’s fees and expenses incurred, or expected to be incurred, in connection with the transactions contemplated hereby (including the Merger)); provided, however, that any such access shall be conducted at Parent’s expense, during normal business hours of the Company, to the extent required by the Company, under the supervision of appropriate personnel of the Company and its Subsidiaries and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company and its Subsidiaries. All requests for information made pursuant to this Section 7.6 shall be directed to the executive officer or other Persons designated by the Company. No investigation pursuant to this Section 7.6 or by Parent or its Representatives at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by the Company herein.

(b) This Section 7.6 shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment (after consultation with counsel) of the Company, is likely to result in any violation of any Law, cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information, result in a breach of an agreement to which the Company or any of its Subsidiaries is a party as of the date hereof (or to which the Company or any of its Subsidiaries becomes a party after the date hereof in the ordinary course of business and which are not related to any Acquisition Proposal) or result in the disclosure of Trade Secrets or competitively sensitive information to third parties (other than Parent and its Representatives); provided, that, the parties hereto shall cooperate in seeking to make appropriate substitute arrangements to permit reasonable disclosure of such information to the extent doing so (i) would not (in the good faith belief of the Company (after consultation with counsel)) be likely to result in the violation of any such Law, be likely to cause such privilege to be undermined with respect to such information or be likely to result in such breach or disclosure, or (ii) could reasonably (in the good faith belief of the Company (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements; provided, further, that the Company will not be required to disclose any materials of the Company, the Company Board or the Special Committee that relate to consideration of the transactions contemplated hereby.

(c) The information provided pursuant to this Section 7.6 shall be governed by the terms and conditions of the Confidentiality Agreement.

7.7. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take all actions required, proper or advisable to cause the shares of Common Stock of the Company to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

7.8. Publicity. The initial press release regarding this Agreement, the Merger and the transactions contemplated by this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, none of the Company, Parent or Merger Sub shall, and the Company shall not permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior consent (which consent will not be unreasonably withheld, conditioned or delayed) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent such party may reasonably conclude may be required by applicable Law or by the rules and regulations of the NYSE; provided, further, however, that the restrictions set forth in this Section 7.8 will not apply to (a) any release or public statement made or proposed to be made by any party in connection with an Acquisition Proposal or made or proposed to be made relating to a Company Adverse Recommendation Change in accordance with this Agreement, (b) any release or public statement that does not contain information related to Parent or its Affiliates, this Agreement or the transactions contemplated by this Agreement that has not been previously publicly disclosed in a press release, public statement or filing with the SEC that was not made in violation of this Agreement, (c) any release or public statement made in the ordinary course of business and that does not expressly and substantively relate to Parent or its Affiliates, this Agreement or the transactions contemplated by this Agreement or (d) any release or public statement in connection with any dispute between the parties hereto regarding this Agreement, the Merger, or the transactions contemplated by this Agreement. The Company shall not, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) make any communications to employees with respect to the Merger and the other transactions contemplated by this Agreement containing information that has not been previously publicly disclosed in a press release or filing with the SEC. Without limiting the foregoing, the Company and Parent will consult with each other and provide the other with a reasonable opportunity to comment before publishing any other press release or public announcement.

7.9. Employee Matters.

(a) The Company shall not, and shall direct its Subsidiaries not to, take any actions prior to the Closing which would reasonably be expected to result in “Good Reason” under any agreement between the Company or any of its Subsidiaries on one hand, and an employee or other service provider of the Company or its Subsidiaries on the other. The Company shall use its commercially reasonable endeavors to seek to obtain “Good Reason” waivers from the employees set forth on Section 7.9 of the Company Disclosure Letter, which shall waive the applicable employees eligibility to resign for “Good Reason” solely as a result of the Merger.

(b) Except as otherwise explicitly provided in this Agreement or as deemed equitable to reflect the change in capital structure of the Company, employee benefit and compensation arrangements as in effect as of the Closing shall not be modified or amended solely as a result of the Merger.

(c) Nothing contained in this Section 7.9 or any other provision of this Agreement, (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) shall limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) shall create any third-party beneficiary rights or obligations in any Person (including any Affected Employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation, any of its Subsidiaries, or any of their respective Affiliates or (iv) shall limit the right of Parent (or its Subsidiaries) to terminate, in accordance with applicable Law, the employment or service of any employee or other service-provider following the Effective Time.

7.10. Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

7.11. Indemnification; Directors’ and Officers’ Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company and its Subsidiaries, and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time (collectively with such Person’s heirs, executors and administrators, the “Indemnified Parties” and each, an “Indemnified Party”) as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time. From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and advance expenses as incurred to, to the fullest extent permitted under the Company’s Organizational Documents and the Organizational Documents of its Subsidiaries or in any Contract in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnified Party, in each case in a manner consistent with the terms and conditions on which indemnification is provided for as of the date hereof, each Indemnified Party against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities, penalties, costs and amounts paid in settlement (collectively, “Costs”) incurred in connection with any actual or threatened in writing investigation, audit, inquiry or Proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director, officer, employee or agent of the Company or its Subsidiaries or services performed by such Person at the request of the Company or its Subsidiaries at or prior to the Effective Time (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), whether asserted or claimed prior to, at or after the Effective Time (a “Claim”), including, for the avoidance of doubt, in connection with (A) the Merger and the other transactions contemplated by this Agreement and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and excluding, for the avoidance of doubt, any Claims related to fraud; provided, that, the Person to whom Costs are advanced provides an undertaking to repay such Costs if it is ultimately determined that such Person is not entitled to indemnification, and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and its Subsidiaries to the Indemnified Parties in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s Organizational Documents and the Organizational Documents of its Subsidiaries as in effect on the date of this Agreement or in any Contract in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnified Party. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim in respect of which indemnification has been sought by such Indemnified Party hereunder, unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.11.

(b) Prior to the Effective Time, the Company may purchase a six (6) year “tail” prepaid policy on such terms and conditions approved by Parent, in which event Parent shall cease to have any obligations under this Section 7.11(b), except to cause any such “tail” prepaid policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. In the event the Company has not purchased such “tail” policy prior to the Effective Time, then, for at least six (6) years after the Effective Time, (i) Parent shall, and shall cause the Surviving Corporation and its other Subsidiaries to maintain in full force and effect the existing directors’ and officers’ liability insurance maintained by the Company or any of its Subsidiaries, as applicable, as of the date hereof, covering claims first made during the corresponding policy period arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company or any of its Subsidiaries, as applicable, on an annualized basis, but in such case shall purchase as much of such coverage as possible for such amount; and provided, further, that no such insurance shall cover instances of fraud) and (ii) Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, unless provided by operation of Law, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.11.

(d) The provisions of this Section 7.11 are intended to be for the benefit of, and shall be enforceable after the Effective Time by, each of the Indemnified Parties, their heirs and their respective Representatives, who are third party beneficiaries of this Section 7.11 as of the Closing. Notwithstanding any other provision of this Agreement to the contrary, this Section 7.11 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation.

(e) The rights of the Indemnified Parties under this Section 7.11 shall be in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

7.12. State Takeover Statutes. If any Takeover Law is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and Parent shall each use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effects of Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

7.13. Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger to be unsatisfied in any material respect at the Effective Time and (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, which failure would be reasonably likely to cause any condition to the Merger to be unsatisfied at the Effective Time; provided, however, that the delivery of any notice pursuant to this Section 7.13 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VIII or give rise to any right to terminate under Article IX.

7.14. Section 16 Matters. Prior to the Effective Time, the Company Board (or an appropriate committee thereof) shall take all such steps as may be required and permitted to cause dispositions of equity securities of the Company (including derivative securities) pursuant to this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.15. Parent Vote. Immediately following the execution and delivery of this Agreement, Parent shall, in its capacity as the sole shareholder of Merger Sub, execute and deliver to Merger Sub and the Company a written consent approving the transactions contemplated hereby, including the Merger, in accordance with the NYBCL. Parent shall vote or cause to be voted any shares of Common Stock beneficially owned by it or any of its Affiliates or which it or any of its Affiliates has the power to cause to be voted, in favor of the adoption of this Agreement at the Shareholders Meeting or any other meeting of shareholders of the Company at which this Agreement shall be submitted for adoption, including all adjournments, recesses or postponements thereof; provided that, such agreement to vote in favor of the adoption of this Agreement shall terminate, and Parent and its Affiliates shall have no obligation with respect thereto, in the event that the Company Board (or a committee thereof) effects a Company Adverse Recommendation Change.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been duly adopted by holders of shares of Common Stock constituting the Company Requisite Votes in accordance with applicable Law and the Organizational Documents of the Company (the “Company Shareholder Approval”).

(b) Regulatory Approvals. The (i) approval of FERC under Section 203 of the FPA and (ii) notices, reports, filings, consents, registrations, approvals and authorizations from state utility commissions in Maine and New York and any other jurisdictions set forth in Section 5.4(a) of the Company Disclosure Letter shall have been duly obtained, shall have been received or deemed to have been received, or shall have been made or given, as applicable, and shall not have required a Burdensome Condition, and each shall remain in full force and effect.

(c) No Injunction. No Order (whether temporary, preliminary or permanent) or Proceeding by any Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued and be continuing in effect. No Law shall have been enacted, issued, entered, promulgated or enforced by any Governmental Entity that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger and shall continue to be in effect.

8.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 5.2(a) (other than the penultimate sentence thereof) and the first sentence of Section 5.2(b) (Capital Structure) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) the representations and warranties of the Company contained in the last sentence of Section 5.2(b) (Capital Structure), Section 5.3(a)-(c) (Corporate Authority, Approval), Section 5.18 (Takeover Law; Absence of Rights Agreement) and Section 5.20 (Brokers and Finders) of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (iii) the representations and warranties of the Company contained in Section 5.6 (Absence of Certain Changes) shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date, and (iv) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iv), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by the Company under this Agreement on or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect that is continuing as of the Effective Time.

(d) Company Closing Certificate. Parent shall have received a certificate of the Company, dated as of the Closing Date, signed by an officer of the Company certifying for and on behalf of the Company that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by Parent and Merger Sub, as applicable, under this Agreement on or prior to the Closing Date.

(c) Parent Closing Certificate. The Company shall have received a certificate of Parent, dated as of the Closing Date, signed by an officer of Parent certifying for and on behalf of Parent that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

9.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval is obtained, by mutual written consent of the Company (upon the recommendation of the Special Committee) and Parent.

9.2. Termination by Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company (upon the recommendation of the Special Committee) if:

(a) the Merger shall not have been consummated by June 30, 2025, whether such date is before or after the Company Shareholder Approval is obtained (such date, as it may be extended in accordance with the following proviso, the “Termination Date”); provided, however, that if the conditions to the Closing set forth in Section 8.1(b) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Termination Date may be extended by either Parent or the Company (upon the recommendation of the Special Committee) (provided, that, such party has complied in all material respects with its obligations under Section 7.5) no more than one (1) time, for a period of three (3) months; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any party whose breach of any provision of this Agreement has been a principal cause of the failure of the Merger to be consummated by such time;

(b) the Shareholders Meeting shall have been held and the Company Shareholder Approval shall not have been obtained at such Shareholders Meeting or at any adjournment or postponement thereof; or

(c) an Order or Law shall have been issued, entered, enforced, enacted or promulgated by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger and shall have become final and non-appealable (whether before or after the Company Shareholder Approval is obtained), provided, that, the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party whose breach of any provision of this Agreement has been a principal cause of such Order or Law.

9.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied, and such breach or failure of a condition is not curable or, if curable, is not cured prior to the earlier of (i) the thirtieth (30th) day after written notice thereof is given by the Company to Parent and (ii) the date that is two (2) Business Days prior to the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be capable of being satisfied.

9.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent:

(a) at any time prior to the time the Company Shareholder Approval is obtained, if the Company Board or any committee thereof (including the Special Committee) shall have made a Company Adverse Recommendation Change; or

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or failure of a condition is not curable or, if curable, is not cured prior to the earlier of (i) the thirtieth (30th) day after written notice thereof is given by Parent to the Company and (ii) the date that is two (2) Business Days prior to the Termination Date; provided, however, that Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be capable of being satisfied.

9.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall terminate and become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, the provisions set forth in this Section 9.5, Article X and the agreements of the Company, Parent and Merger Sub contained in Section 7.10 and the Confidentiality Agreement shall survive the termination of this Agreement. Notwithstanding the foregoing, nothing in this Agreement will relieve any party from any liability for Fraud or any Willful Breach of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1. Survival. None of the representations or warranties in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

10.2. Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company (acting through the Special Committee), Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, (a) that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company and (b) the definition of the terms “Unaffiliated Shareholders” and “Unaffiliated Shareholder Approval” may not be amended, and the condition precedent set forth in Section 8.1(a) regarding the receipt of the Unaffiliated Shareholder Approval may not be amended. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company (only pursuant to a resolution adopted by the Special Committee), on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement; provided, however, the condition precedent set forth in Section 8.1(a) regarding the receipt of the Unaffiliated Shareholder Approval may not be waived. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and specifically referencing this Agreement. No failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.3. Special Committee Approval. No amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by the Company under or with respect to this Agreement without first obtaining the approval of the Special Committee. From and after the date hereof and until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company shall not, and shall cause its Subsidiaries not to, take any action contemplated by Section 7.1(b)(xi)(C) without first obtaining the approval of the Special Committee. Notwithstanding anything to the contrary contained herein, any determination with respect to the enforcement (or non-enforcement) of the Company’s rights under this Agreement shall be made by, and only by, the Special Committee.

10.4. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by email, pdf, facsimile or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by email, pdf, facsimile or other readable electronic format) to the other parties hereto, and all such counterparts shall together constitute one and the same agreement.

10.5. Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any legal proceeding relating to this Agreement or the transactions contemplated hereby or thereby, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.7 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.5 will affect the right of any party to serve legal process in any other manner permitted by applicable Law, (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any legal proceeding to the exclusive general jurisdiction of the United States District Court for the Southern District of New York (or, if that court does not have jurisdiction, the Supreme Court of the State of New York, County of New York) and the appropriate appellate courts therefrom (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby or thereby, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any legal proceeding arising in connection with this Agreement or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts, (v) waives any objection that it may now or hereafter have to the venue of any such legal proceeding in the Chosen Courts or that such legal proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it will not bring any legal proceeding relating to this Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any legal proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6. Specific Performance.

(a) The parties hereto agree and acknowledge that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement in accordance with Article IX, (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof, in each case in the Chosen Courts (in the order expressed in Section 10.5(b)), (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. The parties’ rights in this Section 10.6 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 10.6.

(b) If any party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof, the Termination Date shall automatically be extended by (x) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Proceeding.

10.7. Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, e-mail or by overnight courier:

If to Parent or Merger Sub:

Iberdrola, S.A.

Plaza de Euskadi, 5

48009 Bilbao

Spain

Attention: David Mesonero Molina

E-mail:  ******

with a copy (which shall not constitute notice) to:

Attention: Félix Sobrino Martínez

E-mail:  ******

and

Attention: Gonzalo Cerón Hernándes

E-mail:  ******

and

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

United States

Attention: Robert N. Chung, Esq.

E-mail: ******

- and –

White & Case LLP

Calle Velázquez 86D, 3rd floor 28006

Madrid, Spain

Attention: Juanma de Remedios

E-mail: ******

- and –

Clifford Chance US LLP

31 W 52nd Street

New York, New York 10019

Attention: Chang-Do Gong, Esq.

E-mail: ******

If to the Company:

Avangrid, Inc.

180 March Hill Road

Orange, Connecticut 06477

Attention: R. Scott Mahoney

E-mail: ******

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attention: Jeffrey D. Marell, Ravi Purohit, Steven J. Williams

Address: 1285 Avenue of the Americas New York, NY 10019

Email:   ******

with a copy (which shall not constitute notice) to:

Avangrid General Counsel

180 March Hill Road

Orange, Connecticut 06477

Attention: R. Scott Mahoney

E-mail: ******

and

Latham & Watkins, LLP

Attention:   David Kurzweil, Eyal Orgad

Address:    1271 Avenue of the Americas

  New York, NY 10020

Email:     ******

Or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party (a) upon actual receipt, if delivered personally, (b) three (3) Business Days after deposit in the mail, if sent by registered or certified mail, (c) upon confirmation of successful transmission if sent by facsimile (provided, that, if given by facsimile, such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein other than by email), (d) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier or (e) upon written confirmation of receipt, if sent by email (provided, that, if given by email, such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein other than by facsimile).

10.8. Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.

10.9. No Third Party Beneficiaries. Except (a) with respect to the Indemnified Parties and only after the Effective Time, as provided in Section 7.11 (Indemnification; Directors’ and Officers’ Insurance) and (b) with respect to shareholders and holders of Company Equity-Based Awards and only after the Effective Time, to receive such amounts as provided for in Article IV, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

10.10. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.11. Definitions. Each of the terms set forth in Annex A is defined as set forth therein or as in the Section or Subsection of this Agreement corresponding to such term.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or Exhibit, such reference shall be to a Section of or Annex or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “ordinary course of business” refer to the ordinary course of business of the Company and its Subsidiaries, taken as a whole, consistent with past practice (including, for the avoidance of doubt, recent past practice in light of the current pandemic, epidemic or disease outbreak to the extent reasonably consistent with policies, procedures and protocols recommended by the Centers for Disease Control and Prevention, the World Health Organization and other Governmental Entities). All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any Contract (including this Agreement) or Law, such references are to, except as context may otherwise require, the Contract or Law as amended, modified, supplemented, restated or replaced from time to time (in the case of an Contract, to the extent permitted by the terms thereof); and to any Section of any Law including any successor to the Section and, in the case of any statute, any rules or regulations promulgated thereunder; provided, that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended (and, in the case of statutes, any rules and regulations promulgated under said statutes), in each case, as of such date. All references to “dollars” or “$” in this Agreement are to U.S. dollars. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and Schedules delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to “parties” shall be to the parties hereto unless the context shall otherwise require. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The terms “or”, “any” and “either” are not exclusive.

(b) The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) The mere inclusion of any item in any Section or Subsection of the Company Disclosure Letter as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by the applicable party, or to otherwise imply, that any such item has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any Section or Subsection of the Company Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the Sections or Subsections of the Company Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the Sections or Subsections as set forth in this Agreement. Nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein.

10.14. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other parties hereto (in the case of the Company, acting through the Special Committee); provided, however, that Merger Sub shall be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided, further, that no assignment by any party shall relieve such party of any of its obligations hereunder. Any purported assignment in violation of this Agreement is void.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

AVANGRID, INC.

By	/s/ R. Scott Mahoney
	Name:	R. Scott Mahoney
	Title:	Senior Vice President – General Counsel and Corporate Secretary

By	/s/ Justin B. Lagasse
	Name:	Justin B. Lagasse
	Title:	Senior Vice President – Chief Financial Officer and Controller

IBERDROLA, S.A.

By	/s/ David José Mesonero Molina
	Name:	David José Mesonero Molina
	Title:	Global Head of Corporate Development

ARIZONA MERGER SUB, INC.

By	/s/ Gonzalo Cerón Hernández
	Name:	Gonzalo Cerón Hernández
	Title:	Authorized Signatory

By	/s/ África Benito de Valle Villalba
	Name:	África Benito de Valle Villalba
	Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Annex A.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and use provisions that are not materially less restrictive of, and no more favorable to, a third party or “group” that is a party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives; provided, however, that such confidentiality agreement shall not (i) prohibit compliance by the Company with any of the provisions of Section 7.2, or (ii) be required to include any standstill or similar provisions that would prohibit the making or amendment of any Acquisition Proposal.

“Acquisition Proposal” means any bona fide inquiry, proposal or offer (whether or not in writing) from any Person or group of Persons providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) ten percent (10%) or more (based on the fair market value thereof, as determined in good faith by the Special Committee) of the assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (ii) shares of Common Stock or other Equity Interests in the Company, which together with any other shares of Common Stock or other Equity Interests in the Company beneficially owned by such Person or group, would equal ten percent (10%) or more of the aggregate voting power of the Company or any of its Subsidiaries, the business of which constitutes ten percent (10%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (b) any tender offer or exchange offer that, if consummated, would result in any Person or group owning, directly or indirectly, ten percent (10%) or more of the aggregate voting power of the Company or any of its Subsidiaries, the business of which constitutes ten percent (10%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (c) any merger, consolidation, business combination, binding share exchange or similar transaction involving the Company pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, ten percent (10%) or more of the aggregate voting power of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, (d) any recapitalization, liquidation, dissolution or any other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes ten percent (10%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than, in each case, the transactions contemplated by this Agreement; or (e) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement or any other proposal or offer by Parent or its Affiliates); provided, that, any inquiry, proposal or offer in connection with any of the matters listed on Section 10.11(a) of the Company Disclosure Letter shall not be an Acquisition Proposal.

“Adjusted Award” has the meaning set forth in Section 4.3(a).

“Affected Employees” has the meaning set forth in Section 7.9(a).

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act. For purposes of this Agreement, “control” (as used in Rule 405 promulgated under the Securities Act) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “controlling” shall be construed accordingly. For the avoidance of doubt, for purposes of this Agreement, (i) Parent and its Affiliates (other than the Company and its Subsidiaries) shall not be deemed to be Affiliates of the Company and its Subsidiaries and (ii) the Company and its Subsidiaries shall not be deemed to be Affiliates of the Parent and its Affiliates.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Anti-Corruption Laws” means any applicable Law relating to anti-bribery or anti-corruption of any jurisdiction in which the Company or any of its Subsidiaries performs business, or of the United States, or of the United Kingdom, including the Provisional Regulations on Anti-Commercial Bribery, the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and where applicable, legislation enacted by member States and signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“Anti-Money Laundering Laws” means all applicable anti-money laundering Laws of all jurisdictions in which the Company or any of its Subsidiaries conducts its business (including all anti-money laundering Laws of the U.S.).

“Applicable Date” has the meaning set forth in Section 5.5(a).

“Assets” has the meaning set forth in Section 7.5(g).

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, to general equity principles (whether considered in a proceeding in equity or at law).

“Book-Entry Share” has the meaning set forth in Section 4.1(a).

“Burdensome Condition” has the meaning set forth in Section 7.5(g).

“Business Day” means any day other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York, United States, Bilbao, Spain or Madrid, Spain.

“CapEx Plan” means the capital expenditures and major maintenance expenditures plan set forth on Section 10.11(b) of the Company Disclosure Letter.

“Capitalization Date” has the meaning set forth in Section 5.2(a).

“Certificate” has the meaning set forth in Section 4.1(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Chosen Courts” has the meaning set forth in Section 10.5(b).

“Claim” has the meaning set forth in Section 7.11(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 4.2(g).

“Collective Bargaining Agreement” has the meaning set forth in Section 5.12(a).

“Common Stock” has the meaning set forth in Section 5.2(a).

“Commercial Agreements” mean all service agreements, licensing agreements and other commercial agreements (excluding, for the avoidance of doubt, (i) agreements relating to Parent’s or its Affiliates’ ownership of securities of the Company and (ii) this Agreement), by and between Parent or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, including, but not limited to, the Framework Agreement and the Trademark Licensing Agreement.

“Company” has the meaning set forth in the Preamble to this Agreement.

“Company Adverse Recommendation Change” has the meaning set forth in Section 7.2(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 5.3(c).

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Equity-Based Awards” means the Company PSUs and the Company Phantom Awards and any other awards granted under any Incentive Plan.

“Company Financial Statements” has the meaning set forth in Section 5.5(d).

“Company Impairment Effect” has the meaning set forth in Section 5.1.

“Company Investment and Divestment Standards” means the Standards for the Supervision of Investments and Divestments of the Companies Belonging to the Company, as amended and/or restated from time to time in accordance with past practice.

“Company Material Adverse Effect” means any development, fact, event, change, effect, occurrence or circumstance (each, an “Effect”) that, individually or in the aggregate with all other Effects has had a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries (taken as a whole), except to the extent such Effect arises out of, relates to or results from (either alone or in combination): (i) any changes in financial or economic conditions generally or financial or economic conditions in countries in which the Company and its Subsidiaries conduct significant operations, (ii) any changes in conditions generally affecting the industries or markets in which the Company or any of its Subsidiaries operate, including electric and renewable power generation industries in which the Company and/or the Subsidiaries of the Company operate, (iii) regulatory, social or political conditions or securities, financial, credit or other capital markets conditions, (iv) any failure, in and of itself, by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or any decline in the market price or trading volume of Common Stock, as well as any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise to or contributing to such failure, decline or change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect), (v) the execution, delivery or performance of this Agreement or effects related to the public announcement or pendency of any of the transactions contemplated hereby, including the Merger, or the identity of, or any facts or circumstances relating to Parent or its Affiliates, including any impact of the foregoing on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its Subsidiaries, and including the identities of Parent and Merger Sub (provided, that, the exceptions in this clause (v) shall not apply to any representation or warranty contained in Section 5.4 to the extent that it purports to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement or Section 8.2(a) to the extent that it relates to any representation or warranty contained in Section 5.4), (vi) any adoption, implementation, promulgation, repeal, modification, amendment, change or prospective change in applicable Law or GAAP (or enforcement or authoritative interpretations thereof), (vii) any hurricane, cyclone, tornado, earthquake, flood, tsunami, other natural disaster, act of God, any epidemic, pandemic, or disease outbreak (including the COVID-19 virus), the outbreak or escalation of war, military actions or any act of sabotage or terrorism in the United States or in any country in which the Company and its Subsidiaries has significant operations, (viii) any Proceeding or shareholder litigation against the Company and/or any of its directors or officers relating to this Agreement, the Merger or any other transactions contemplated by this Agreement or (ix) any action taken or omitted by the Company or its Subsidiaries that is required by this Agreement or any action taken or omitted with Parent’s written consent or at Parent’s written request, except, in each case of clauses (i), (ii), (iii), (vi) and (vii) to the extent such Effects have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies operating in the industry in which the Company and any of its Subsidiaries operate (in which case solely the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably expected to be, a Company Material Adverse Effect).

“Company Material Contract” has the meaning set forth in Section 5.17(a).

“Company Owned IP” means any and all Intellectual Property owned or purported by the Company and its Subsidiaries to be owned, in whole or in part, by the Company or any of its Subsidiaries, other than any Intellectual Property owned by Parent and used by the Company or any of its Subsidiaries.

“Company Pension Plan” has the meaning set forth in Section 5.8(b).

“Company Phantom Award” means the phantom restricted stock unit awards granted under the Incentive Plans.

“Company Plans” has the meaning set forth in Section 5.8(a).

“Company PSUs” means the restricted stock unit awards granted under the Incentive Plans and subject to performance-based vesting conditions.

“Company Requisite Votes” has the meaning set forth in Section 5.3(a).

“Company SEC Reports” has the meaning set forth in Section 5.5(a).

“Company Shareholder Approval” has the meaning set forth in Section 8.1(a).

“Computer Systems” means any and all software, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, and data and information contained therein or transmitted thereby, including any outsourced systems and processes and any related services and documentation, and all other similar or related items of telecommunications, and information and operational technology, automated, computerized or software systems, assets or equipment, and all associated documentation, that are owned, leased, licensed, used, held for use, or relied on by the Company or any of its Subsidiaries.

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 26, 2024 entered into by and between the Company and Parent.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other similar obligation.

“Costs” has the meaning set forth in Section 7.11(a).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

“Data Security Requirements” has the meaning set forth in Section 5.14(a).

“Department of State” has the meaning set forth in Section 1.3(a).

“Effective Time” has the meaning set forth in Section 1.3.

“Emergency” means any (a) natural disaster (including any epidemic, pandemic or disease outbreak, act of God, casualty, earthquake, storm, hurricane, tornado, severe weather, fire, accident, flood or other natural or man-made catastrophe), or (b) outbreak, escalation or worsening of hostilities, war (whether or not declared), military actions, acts of terrorism, political instability or other national or international calamity, crisis or emergency and, in each case, any governmental response to any of the foregoing.

“Environmental Law” means any Law concerning worker health and safety to the extent relating to exposure to Hazardous Materials, pollution, or the protection of the environment (including air, surface water and groundwater), or the use, storage, recycling, treatment, generation, transportation, processing, handling, release or disposal of any Hazardous Materials.

“Equity Interests” has the meaning set forth in Section 5.2(b).

“ERISA” has the meaning set forth in Section 5.8(a).

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is (or at any relevant time has been or would be) treated as a single employer under Section 414 of the Code.

“Exchange Act” means Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 4.2(a).

“Excluded Shares” has the meaning set forth in Section 4.1(a).

“Financial Advisor” has the meaning set forth in Section 5.3(d).

“Framework Agreement” means that certain Framework Agreement For the Provision of Corporate Services for Iberdrola and the Companies of its Group, dated as of July 16, 2015, as supplemented by that certain Declaration of Acceptance, dated as of July 16, 2015, and as further amended or supplemented from time to time.

“Fraud” means actual and intentional common law fraud under New York law (with, for the avoidance of doubt, shall not include any fraud based on constructive knowledge, or negligent or reckless misrepresentation) committed by a party to this Agreement in making the representations and warranties set forth in Article V or Article VI of this Agreement or any certificate delivered pursuant hereto

“GAAP” means generally accepted accounting principles in the United States.

“Good Industry Practice” means (a) any of the practices, methods, standards, procedures and acts that, at the time the decision was made, are engaged in or approved by a significant portion of the owners and operators of electric generating, transmission or distribution facilities of a similar size, using similar technologies and located in the United States or (b) any of the practices, methods or acts that, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided, that Good Industry Practice is not intended to be limited to optimum practices, methods, standards, procedures or acts to the exclusion of all others but rather to be acceptable practices, methods, standards, procedures or acts generally accepted in the geographic location of the performance of such practice, method or act in light of the circumstances.

“Government Official” means (a) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (a) or (b) of this definition.

“Governmental Entity” has the meaning set forth in Section 5.4(a).

“Hazardous Materials” has the meaning set forth in Section 5.10(d).

“Incentive Plans” means the Amended and Restated Omnibus Incentive Plan, as amended and/or restated from time to time.

“Indebtedness” of any Person means, as of any specified time, (a) all obligations of such Person for borrowed money to the extent appearing as a liability on a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable to the extent appearing as a liability on a balance sheet of such Person prepared in accordance with GAAP, (c) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions, (d) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof), (e) leases that are required to be capitalized in accordance with GAAP under which such Person is the lessee, (f) the deferred purchase price of goods or services (other than trade payables or accruals or other current liabilities, in each case, arising in the ordinary course of business), including any “earn-out” payments, contingent payments, seller notes or other similar obligations in connection with the acquisition of a business, and (g) all obligations of such Person guaranteeing any obligations of any other Person of the type described in the foregoing.

“Indemnified Parties” has the meaning set forth in Section 7.11(a).

“Intellectual Property” means any and all intellectual property and all rights, title, and interests therein or thereto arising in any jurisdiction of the world, including in or with respect to any and all of the following: (a) trademarks, service marks, trade names, corporate names, company names, business names, trade styles, logos, slogans, brand names, product names, trade dress, rights in get-up and all other source or business identifiers, social media accounts and identifiers, Internet domain names, and all applications and registrations and renewals for, goodwill associated with and symbolized by, any of the foregoing, (b) proprietary rights in inventions, patent disclosures, patent applications and patents, supplementary protection certificates, and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof, (c) Trade Secrets, (d) design rights, rights in works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, (e) proprietary rights in software and other technology, data, databases, data collections, and related documentation, (f) rights of publicity or privacy, (g) database rights and rights in data, (h) all other intellectual property, industrial property, and proprietary rights, in each case of (a) to (h), in any part of the world and whether registered, unregistered, patented, unpatented or the subject of an application for registration or a patent application, and (i) all rights relating to any of the foregoing, including all causes of action, judgments, settlements, claims and demands related thereto, and rights to prosecute and recover damages for any past, present or future infringements, misappropriations and other violations thereof.

“International Plan” means any Company Plan, including any material employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for cash or equity compensation, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits and post-employment or retirement benefits, in each case which is subject to the applicable Laws of a jurisdiction outside of the United States (a) primarily for the benefit of any employee, director, consultant, or other individual service provider of the Company or any of its Subsidiaries who reside or are working or otherwise providing services outside of the United States (whether current, former or retired) or any of their beneficiaries or (b) with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have, any liability or obligation.

“Intervening Event” means, with respect to the Company, any material development, fact, event, change, effect, occurrence or circumstance occurring after the date hereof (unrelated to an Acquisition Proposal or any inquiry, proposal, discussion, offer or request that would reasonably be expected to result in an Acquisition Proposal) that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Special Committee as of or prior to execution of this Agreement, that becomes known to the Special Committee after execution of this Agreement and prior to receipt of the Company Shareholder Approval; provided, that, in no event shall any of the following constitute or be deemed to be an Intervening Event: (a) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or (b) changes in the stock price of the shares of Common Stock or the fact that the Company meets or exceeds internal or published projections, budgets, plans or forecasts, estimates or predictions (it being understood, however, that any underlying cause of any of the foregoing in this clause (b) may be taken into account for purposes of determining whether an Intervening Event has occurred).

“Knowledge” means, (A) in the case of the Company, the actual knowledge, following reasonable inquiry of direct reports, of the individuals listed on Section 10.11(c) of the Company Disclosure Letter, and (B) in the case of Parent, the actual knowledge, following reasonable inquiry of direct reports, of any of the officers or directors of Parent or Merger Sub.

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, legally enforceable requirements or Orders enacted, issued, adopted, or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Lease” has the meaning set forth in Section 5.16(b).

“Leased Real Property” has the meaning set forth in Section 5.16(b).

“Lien” means any lien, license, covenant not to sue, option, right of first refusal, negotiation or offer, charge, pledge, security interest, claim or other encumbrance.

“Material Company IP” means any and all (i) Company Owned IP, (ii) Intellectual Property exclusively licensed to the Company or its Subsidiaries, and (iii) other Intellectual Property used by the Company or any of its Subsidiaries, in each case, that is material to the conduct of the businesses of the Company and its Subsidiaries, taken as a whole.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Sub” has the meaning set forth in the Preamble to this Agreement.

“NYBCL” has the meaning set forth in the Recitals to this Agreement.

“NYSE” has the meaning set forth in Section 5.2(c) to this Agreement.

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity or arbitrator.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Owned Real Properties” has the meaning set forth in Section 5.16(a).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Material Adverse Effect” means any development, fact, event, change, effect, occurrence or circumstance that has had or would reasonably be expected to have a material adverse effect on the ability of Parent to timely perform its obligations under this Agreement in all material respects or to consummate the Merger and the other transactions contemplated by this Agreement.

“Paying Agent” has the meaning set forth in Section 4.2(a).

“PBGC” has the meaning set forth in Section 5.8(b).

“Per Share Merger Consideration” has the meaning set forth in Section 4.1(a).

“Permits” means any authorizations, licenses, franchises, consents, certificates, registrations, approvals or other permits of any Governmental Entity.

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (b) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP, (c) Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate, (d) with respect to real property, (i) easements, rights of way, covenants, conditions, encumbrances and other similar matters of record (but excluding any violation thereof) which do not, individually or in the aggregate, materially adversely affect the current use, occupancy, ownership, or maintenance of, or access to the property of the Company or the Subsidiaries of the Company encumbered or affected thereby, (ii) encroachments, defects, exceptions, restrictions, exclusions, encumbrances, and other matters that would be shown in an accurate survey or physical inspection of such real property, (iii) Liens encumbering the interests of any lessor (other than the Company or any Subsidiary) of any such real property and (iv) zoning, entitlement, building and other land use codes and regulations or ordinances imposed by any Governmental Entity having jurisdiction over any real property, (e) any conditions of real property that would be disclosed by a current, accurate survey or physical inspection, (f) non-exclusive licenses of Intellectual Property granted to customers, subcontractors, or distributors in the ordinary course of business, (g) statutory liens securing payments not yet due, (h) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (i) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Liens securing surety bonds or indebtedness or liabilities that have otherwise been disclosed in the Company Disclosure Letter, (j) Liens that will be released on or prior to the Closing Date, (k) Liens securing acquisition financing of Parent or its Affiliates with respect to any applicable asset, including refinancings thereof, and (l) the matters set forth on Section 10.11(d) of the Company Disclosure Letter.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means, in addition to any definition for any similar term (e.g., “personally identifiable information,” “personal data” or “PII”) provided by applicable Law, any information relating to an identified or identifiable natural person; an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of such natural person, including payment card information.

“Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure, transfer (including cross-border) or protection of Personal Data or Computer Systems or privacy, including, as applicable, the Federal Trade Commission Act, Payment Card Industry Data Security Standard (PCI-DSS), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, EU-U.S. Privacy Shield, Swiss-U.S. Privacy Shield, General Data Protection Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, the California Consumer Privacy Act of 2018, and any Laws supplementing or implementing any of the foregoing, and any amendments or re-enactments of the foregoing from time to time.

“Proceeding” has the meaning set forth in Section 5.7(a).

“Proxy Statement” has the meaning set forth in Section 5.4(a).

“Purchasing Process” means the purchasing process currently implemented by the Company and its Subsidiaries, as such process may be updated or amended from time to time in accordance with past practice.

“Record Holder” has the meaning set forth in Section 4.2(b).

“Registered Company Owned IP” means any and all Company Owned IP which is registered or patented or the subject of a pending application for registration or a pending patent application with a Governmental Entity, or for domain names, a private registrar.

“Remedy” has the meaning set forth in Section 7.5(g).

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives.

“Sanctioned Person” means any Person: (a) listed on any Sanctions-related list of blocked Persons maintained by the United States, the European Union, the United Nations or the United Kingdom; (b) resident in or organized under the Laws of a country or territory that is the subject of comprehensive Sanctions (which includes as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine); or (c) majority-owned or controlled (as applicable under relevant Law) by any of the foregoing.

“Sanctions” means all economic or financial sanctions Laws, measures or embargoes administered or enforced by the United States (including all sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, and its “Specially Designated Nationals and Blocked Persons” list), the European Union, the United Nations or the United Kingdom.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.5(a).

“Schedule 13E-3” has the meaning set forth in Section 5.4(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Standards” means all applicable rules, regulations, standards or guidelines adopted or required by major credit card networks or the PCI Security Standards Council, LLC relating to privacy, data security, and the safeguarding, disclosure and handling of payment information, including the Payment Card Industry Data Security Standard and Guidelines

(PCI-DSS), Visa’s Cardholder Information Security Program, MasterCard’s Site Data Protection Program, Visa’s Payment Application Best Practices, the Payment Card Industry’s Payment Application Data Security Standard (PA-DSS), MasterCard Point of Sale Terminal Security Program, and the Payment Card Industry PIN Security Requirements, in each case as may be amended from time to time.

“Shareholder Agreement” means that certain Shareholder Agreement, dated as of December 16, 2015, by and between the Company and Parent.

“Shareholders Meeting” has the meaning set forth in Section 7.3(a).

“Special Committee” has the meaning set forth in the Recitals to this Agreement.

“Subsidiary” means, with respect to any Person (the “Subject Person”), any other Person in which the Subject Person and/or one or more other Subsidiaries of the Subject Person (a) owns, directly or indirectly, share capital or other equity interests representing more than fifty percent (50%) of the outstanding voting stock or other equity interests or (b) directly or indirectly holds the voting power or right to elect a majority of the board of directors or others performing similar functions with respect to such other Person.

“Superior Proposal” means any bona fide, written Acquisition Proposal (with all references to “ten percent (10%)” in the definition of Acquisition Proposal being deemed to be references to “fifty percent (50%)”) which the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, and (b) if consummated, would be more favorable to the Unaffiliated Shareholders (solely in their capacity as such) from a financial point of view than the Merger, in each case, taking into account all financial, legal, financing, regulatory and other aspects of such Acquisition Proposal (including the Person or group making the Acquisition Proposal and timing of consummation thereof) and of this Agreement as the Special Committee deems relevant (including any changes to the terms of this Agreement proposed by Parent and any conditionality and timing of such proposal).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Surviving Corporation Stock” has the meaning set forth in Section 4.1(c).

“Takeover Law” has the meaning set forth in Section 5.18.

“Tax” or “Taxes” means any and all taxes, assessments, levies, duties, tariffs, imposts or other governmental charges of any kind whatsoever, including any federal, state, local and non-U.S. income, profits, franchise, gross receipts, stamp, transfer, payroll, sales, use, employment, enterprise, net worth, capital stock, social security, environmental, property, ad valorem, withholding, escheat, excise, production, value added, goods and services, alternative or add on minimum, or estimated tax (whether or not requiring the filing of a Tax Return), together with all interest, penalties and additions imposed with respect thereto.

“Tax Return” means any return, report, declaration, statement or other document relating to Taxes filed or required to be filed with any Governmental Entity, including any schedules or attachments thereto and any amendments to any of the foregoing.

“Taxing Authority” means any Governmental Entity responsible for the administration, collection, imposition or determination of any Taxes.

“Termination Date” has the meaning set forth in Section 9.2(a).

“Trade Secrets” means any and all trade secrets, know-how and other confidential information, including all proprietary and confidential: inventions, invention disclosures, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, assays, protocols, screens, algorithms, models, layouts, designs, drawings, plans, specifications, methodologies, ideas, lab notebooks, patent data and records, experiment, test and other data and results, formulations, manufacturing production, stability, pharmacological, biological, chemical, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical, pre-clinical and clinical data and information, regulatory data and filings, and other proprietary and confidential information.

“TSR” has the meaning set forth in Section 4.3(a).

“Trademark Licensing Agreement” means that certain Trademark License agreement, dated as of November 29, 2022, by and between Parent and the Company.

“Unaffiliated Shareholder Approval” means the holders of at least a majority of all outstanding shares of Common Stock held by the Unaffiliated Shareholders, in each case, entitled to vote in favor of adopting this Agreement at the Shareholders Meeting.

“Unaffiliated Shareholders” means all of the holders of outstanding shares of Common Stock, excluding (i) Parent, Merger Sub and their respective Affiliates, (ii) any members of the Company Board who are employees of Parent or its Affiliates, (iii) any officer of the Company, and (iv) any member of any of the foregoing’s “immediate family” (as defined in Rule 16a-1 of the Exchange Act), or any “affiliate” or “associate” (as defined in Rule 12b-2 of the Exchange Act) of any of the foregoing.

“Willful Breach” means with respect to any covenant, representation, warranty or other agreement set forth in this Agreement, a material breach that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching party with the actual or constructive knowledge (which shall be deemed to include knowledge of facts that a Person acting reasonably should have known, based on reasonable due inquiry) that the taking of such act or failure to take such act would, or would reasonably be expected to, cause, or constitute a breach of the relevant covenant, representation, warranty or other agreement.

Exhibit A

Surviving Corporation Certification of Incorporation